SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A AMENDMENT #1

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____ 2003, or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number _____________

Western Wind Energy Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

(604) 781-4192

(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the registration statement:

As of December 31, 2003: 11,919,158 Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 Item 18

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

Directors and Senior Management *

Advisers *

Auditors *

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

Selected Financial Data *

Capitalization and Indebtedness *

Reasons for the Offer and Use of Proceeds *

Risk Factors *

ITEM 4. INFORMATION ON THE COMPANY *

History and Development of the Company *

Business Overview *

Organizational Structure *

Property, Plants and Equipment *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

Operating Results *

Liquidity and Capital Resources *

Research and Development, Patents and Licenses *

Trend Information *

Off-Balance Sheet Arrangements *

Tabular Disclosure of Contractual Obligations *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

Directors and Senior Management *

Compensation *

Board Practices *

Employees *

Share Ownership *

Options to Purchase Securities *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

Major Shareholders *

Related Party Transactions *

ITEM 8. FINANCIAL INFORMATION *

Consolidated Statements and Other Financial Information *

Significant Changes *

ITEM 9. THE OFFER AND LISTING *

Offer and Listing Details *

Plan of Distribution *

Markets *

Selling Shareholders *

Dilution *

Expenses of Issue *

ITEM 10. ADDITIONAL INFORMATION *

Share Capital *

Memorandum and Articles of Incorporation *

Material Contracts *

Exchange Controls *

Taxation *

Dividends and Paying Agents *

Statement by Experts *

Documents on Display *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16. [RESERVED] *

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT *

PART III

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

SIGNATURES *

GLOSSARY

The following is a glossary of terms and acronyms that we us throughout this registration statement.

"ACC" means the Arizona Corporations Commission.

"AEPCO" means Arizona Electric Cooperative, Inc.

"Aero" means Aero Energy LLC, a California Limited Liability Company and a wholly-owned subsidiary of Western Wind, which was incorporated on February 26, 2002.

"APS" means Arizona Public Service which jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"c.f." means capacity factor.

"Credit trading" means purchases, sales, or donations of credits to meet individual, corporate, or institutional (governmental bodies, educational institutions, or non-profit organizations are examples) goals for environmental quality, or to meet the requirements of environmental or energy policy regulations.

"EWP" means Eastern Wind Power Inc., which was incorporated in New Brunswick, Canada on July 10, 2002, and a wholly-owned subsidiary of Western Wind.

"Forward-looking statements" means statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.

"GHGs" means Greenhouse Gases, which are emissions that are generated from the production of electricity derived from generating facilities that consume fossil fuels. Such gases are typically carbon dioxide, nitrous oxides, sulphur dioxides and other particulate emissions.

"Green Energy Industry" is another name for the renewable energy industry which is the industry that encompasses all the equipment manufacturers, technologists, engineers, scientists, marketing, business, accounting and legal advisors that in total, perform all of the functions related to the development, testing, operation, production and marketing of energy derived from primary fuel sources that are sustainable and non-depleting.

"kW" means kilowatt and "kWh" means kilowatt hour or 1,000 watthours.

"LADWP" means the Los Angeles Department of Water and Power.

"MW" means megawatt or 1,000 watts and "MWh" means megawatt hours or 1,000 kilowatt hours.

"NB Power" means New Brunswick Power, the province's electric utility company.

"Noon Buying Rate" means the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

"On-Demand Generators" refers to electrical generation facilities where their productive capacity can be increased or decreased, as the demand requires. They are also referred to as "firm generators" or "dispatchable generators".

"PURPA" means the Federal Public Utilities Regulatory Policies Act of 1978. PURPA, which was passed as part of the National Energy Act, was intended to encourage the conservation and efficient use of energy resources and to encourage the development of alternative power supplies capable of displacing the inefficient use of oil and natural gas by electric utilities.

"PV" means photovoltaic power.

"Renewable Energy Technology" means a technology that converts one primary form of energy into another form, mainly electrical, where the primary form is derived from a fuel source that is sustainable and non-depleting.

"REPS" means Renewable Energy Portfolio Standard which specifies that 0.2 percent (0.2%) if any utility's Total Retail Electric Sales (TRES) must come from a Renewable Energy Technology.

"RPS" means renewable portfolio standard.

"Sagebrush Line" means the transmission line which runs through our property in Tehachapi, California.

"SCE" means Southern California Edison Company.

"U.S. GAAP" means United States generally accepted accounting principles.

"Utility Scale Renewable Energy" is a renewable energy technology with a productive capacity large enough (generally, a capacity of at least one megawatt) to be integrated into the main utility distribution network.

"Verde" means Verde Resources, a California partnership.

"Verde Agreement" means the asset purchase agreement dated September 30, 2001 (as amended in November 2001) between Western Wind and Verde where Western Wind acquired certain site and wind data rights for a wind farm site located at Quail Springs.

"VRC" means Verde Resources Corporation which was incorporated in Arizona on August 8, 2001 and is a wholly-owned subsidiary of Western Wind.

"wind lands" means lands suitable for the development of wind energy electrical generation facilities.

"WND" means the symbol of Western Wind under which shares are traded on the TSX Venture Exchange.

"WPPI" means the Wind Power Production Incentive.

In this registration statement, please note the following:

  references to "we", "our", "us" or "Western Wind" mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence clearly suggests otherwise;
  all references to monetary amounts are in Canadian dollars, unless otherwise indicated; and
  the information set forth in this registration statement is at January 31, 2003 unless an earlier or later date is indicated

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The following is a list of our directors and senior management:

Name and business address	Position with Company
Jeffrey J. Ciachurski (1) 632 Foster Avenue Coquitlam, BC, V3J 2L7 Canada	President, Chief Executive Offer and Director
Michael A. Patterson Route 1, Box 5 Swansea Lone Pine, California 93545 USA	Chairman and Director
Claus Andrup 3-22268 116th Avenue Maple Ridge, BC V2X 1P5 Canada	Secretary and Director
Robert C. Bryce(1) (2) 465 Boulevard Sabourin Val-d'Or, Quebec, J9P 2L7 Canada	Director
Peter W. Holmes(1) (2) 3427 N. Millard Drive Tucson, Arizona, 85750 USA	Director
Steve R. Mendoza P.O. Box 1173 Carefree, Arizona, 85377 USA	Executive Vice-President and Chief Engineer
Jeffrey E. Patterson P.O. Box 1332 Tehachapi, California, 93581 USA	Chief Operating Officer and Director of VRC and Aero, our wholly owned subsidiaries
Cash Long 7201 Panorama Drive Bakersfield, California 93306 USA	Chief Financial Officer and Director of VRC and Aero, our wholly owned subsidiaries
Paul Woodhouse 29 Reynar Drive Quispamsis, New Brunswick E3G 1J9 Canada	President and Director of EWP, our wholly owned subsidiary
Michael Boyd 6436 East Broadway Tucson, Arizona, 85710 USA	President and Director of VRC, our wholly owned subsidiary

  Member of the Audit Committee
  Independent Non-Executive Directors

Advisers

Our legal counsel in Canada is Thomas, Rondeau Business Lawyers. Their address is Suite 1525-625 Howe Street, Vancouver, British Columbia, V6C 2T6. Our legal advisers in the U.S. are: Mound, Cotton, Wollan & Greengrass whose address is One Battery Park Plaza, 24 Whitehall Street, New York, NY 10004; and Gallagher & Kennedy, whose address is 2575 East Camelback Road, Phoenix, Arizona, 85706-9225. Our banking is conducted through Bank of Nova Scotia, 650 West Georgia Street, Vancouver, British Columbia, V6B 4P6.

Auditors

Ellis Foster, Chartered Accountants, have been our auditors since May 1998. Their address is 1650 West 1st Avenue, Vancouver, British Columbia, Canada, V6J 1G1. They are members of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

The statements in this registration statement that are not based on historical events, are called "forward-looking statements". These statements appear in a number of different places in this registration statement and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under "Risk Factors" below and include, but are not limited to:

    our requirements for additional financing;
    the early stage of our development;
    our prospects for achieving profitability;
    meteorological changes that could affect our business;
    environmental risks;
    rapid technological changes in the industry in which we operate;
    we may not be able to sell any electricity;
    significant competition in the industry in which we operate;
    regulatory and economic risks such as changes in government policy and legislation and/or a reduction in the demand for wind generated electricity;
    our ability to hire and retain key personnel;
    actions by government authorities, including changes in government regulation;
    our ability to execute prospective business plans; and
    misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. You should not place undue reliance on forward-looking statements, which apply only as of the date of this registration statement.

Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and expressed in Canadian dollars. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements included in this registration statement. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, Item 5. "Operating and Financial Review and Prospects".

Canadian GAAP
	6 Months Ended	Years Ended January 31,
	July 31, 2003	2003	2002(2)	2001	2000	1999 (1)
	(Unaudited)	(Audited)

Revenues	Nil	Nil	Nil	Nil	$72,530	Nil
Income (loss) from continuing operations	($632,518)	($1,412,341)	($550,389)	($93,550)	($64,821)	($139,540)
Income (loss) from continuing operations per share
Basic	(0.06)	(0.17)	(0.12)	(0.02)	(0.03)	(0.09)
Diluted	(0.06)	(0.17)	(0.12)	(0.02)	(0.03)	(0.09)
Net Income (loss)	($632,460)	($1,411,544)	($549,274)	($90,408)	($611,227)	($139,540)
Net Income (loss) per share
Basic	(0.06)	(0.17)	(0.12)	(0.02)	(0.25)	(0.09)
Diluted	(0.06)	(0.17)	(0.12)	(0.02)	(0.25)	(0.09)
Total assets	$2,409,396	$1,920,509	$192,430	$199,839	$236,003	$253,911
Net assets	$2,269,586	$1,651,931	$73,915	$194,689	$180,097	$206,703
Debt	$139,810	$268,578	$118,515	$5,150	$55,906	$47,208
Shareholders' equity	$2,269,586	$1,651,931	$73,915	$194,689	$180,097	$206,703
Capital Stock	$5,136,871	$4,002,914	$1,244,864	$1,035,864	$930,864	$346,243
Cash dividends	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends (U.S.$)	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	10,084,647	8,163,487	4,469,232	4,130,792	2,480,177	1,625,380

  From the period from incorporation, January 5, 1998 to January 31, 1999.
  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company".

U.S. GAAP
	6 Months Ended		Years Ended January 31,
	July 31, 2003	2003	2002(2)	2001	2000	1999 (1)
	(Unaudited)	(Audited)

Revenues	Nil	Nil	Nil	Nil	$72,530	Nil
Income (loss) from continuing operations	($632,518)	($1,412,341)	($563,189)	($101,350)	($264,437)	($289,856)
Income (loss) from continuing operations per share
Basic	(0.06)	(0.17)	(0.13)	(0.02)	(0.11)	(0.18)
Diluted	(0.06)	(0.17)	(0.13)	(0.02)	(0.11)	(0.18)
Net Income (loss)	($632,806)	($1,412,162)	($577,074)	($94,375)	($455,511)	($289,856)
Net Income (loss) per share
Basic	(0.06)	(0.17)	(0.13)	(0.02)	(0.18)	(0.18)
Diluted	(0.06)	(0.17)	(0.13)	(0.02)	(0.18)	(0.18)
Total assets	$2,409,396	$1,920,509	$192,430	$199,839	$236,003	$103,595
Net assets	$2,269,586	$1,651,931	$73,915	$194,689	$180,097	$56,387
Debt	$139,810	($268,578)	$118,515	$5,150	$55,906	$47,208
Shareholders' equity	$2,269,586	$1,651,931	$73,915	$194,689	$180,097	$56,387
Capital Stock	$5,136,871	$4,002,914	$1,244,864	$1,035,864	$930,864	$346,243
Cash dividends	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends (U.S.$)	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	10,084,647	8,163,487	4,469,232	4,130,792	2,480,177	1,625,380

  From the period from incorporation, January 5, 1998 to January 31, 1999.
  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company".

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on the daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

	6 Months Ended	Years Ended January 31,
	July 31, 2003	2003	2002	2001	2000	1999
End of period	$0.7105	$0.6535	$0.6289	$0.6666	$0.6896	$0.6622
High for period	$0.6576	$0.6319	$0.6200	$0.6410	$0.6535	$0.6329
Low for period	$0.7492	$0.6622	$0.6711	$0.6944	$0.6944	$0.7092
Average for period	$0.7038	$0.6369	$0.6410	$0.6711	$0.6756	$0.6711

The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:
	High	Low
2003
December	$0.7459	$0.7738
November	$0.7483	$0.7708
October	$0.7407	$0.7692
September	$0.7194	$0.7407
August	$0.7092	$0.7246
July	$0.7092	$0.7462

On December 31, 2003, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.7738 per Canadian dollar.

Capitalization and Indebtedness

The following table sets forth the capitalization of Western Wind as at October 31, 2003:

Indebtedness
Current portion of long-term debt	Nil
Long-term debt	Nil
Promissory Notes(1)	$73,345(2)
Shareholders' equity(3)
Authorized: 100,000,000 common shares without par value Issued: 11,816,658 common shares Contributed Surpluses Deficit:
$6,000,921
$556,465
$3,745,698
Total Shareholders' Equity(3)	$2,811,688
Total Capitalization	$2,811,688
  Promissory notes dated October 2, 2001 and May 22, 2002 relating to our Quail Springs, Arizona property. Both notes are not guaranteed, but are due upon demand and are secured by a deed of trust.
  The promissory notes were issued on October 2, 2001 and May 22, 2002 and carried a principal amount of US$50,000 and US$10,000, respectively. The amount set out above represents the aggregate amount outstanding for both notes, converted into Canadian currency.
  The amounts do not include common shares:

(a) reserved for issuance pursuant to options and warrants outstanding as of October 31, 2003;

(b) issued upon exercise of options and warrants after October 31, 2003; or

(c) reserved for issuance pursuant to options granted or warrants issued after October 31, 2003.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Market Risks

We may not be able to finance the development of our business

We currently do not have sufficient funds to fully finance site development of our wind farms located in Arizona, California and New Brunswick, Canada. As we have no other source of revenue, additional funds from further equity or debt financings will be required to complete the site development and to pay the administration costs of operating our business. We will require significant additional capital resources if we proceed to develop wind farms in Arizona, California and New Brunswick and to fund operations and continue research and development to optimize our operations. Additional financing may not be available on acceptable terms, if at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs. Currently, we do not know the amount of funds we will require to complete the development of our wind farms. The development size of wind farms and the number of turbines will depend upon whether we will be able to secure power purchase agreements and, if so, the amount of power that a utility requires. To date, we have not entered into any power purchase agreements.

We are at an early stage of development and have not generated any revenues to date

Our business is at an early stage of development. We have not begun to generate revenues. Our business will require significant additional investment in equipment and marketing before operations commence. As a general guideline, we anticipate expending approximately CDN$100,000 per month on our day-to-day operations in the first six to eight months of 2004. Even if we complete construction of wind farms and secure contracts for the sale of wind generated electricity, our new business strategy may not be successful. Should our efforts to market and promote ourselves to power purchasers be unsuccessful, we may not attract enough, or any, customers to purchase electricity from us.

We may never achieve profitability

We have accumulated net losses since incorporation of $3,754,300 and we expect such losses to continue as we complete site planning and expend funds on marketing and our ongoing operations. See Item 4. "Information on the Company-Business Overview". We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will depend on our ability to construct a wind farm and sell the electricity produced at a profit. If we cannot achieve or maintain profitability, we may not be able to absorb financial losses which may occur. If we continue to suffer financial losses, our existence will be in jeopardy and our investors may lose all their investments.

We may not be able to keep up with rapid technological change and expensive technological innovation

The wind energy industry is subject to rapid technological change. New technologies may be developed which may render our operations non-competitive. The pace of any developments may be such that we may not be able to keep pace with technological developments.

We may not sell any electricity

We may not be able to secure contracts for the purchase of any electricity eventually produced at any of our wind farm sites or, if secured, that they could be maintained on a profitable basis. Unlike an established company with existing clients, we have yet to establish power purchase agreements with utilities or other purchasers of electricity. As such, we may never succeed in selling electricity.

Environmental and Meteorological Risks

Changes in weather patterns may affect our ability to operate our proposed projects

The meteorological data, from which performance projections of a potential wind farm are prepared, are typically collected from a 197-foot (60 meter) monitoring tower. This data may vary from results achieved when a wind turbine is installed. Changing global environmental and weather conditions may also affect the reliability of the data relating to any of our properties. Any wind farm that we develop, no matter where it is located, would be subject to variations in wind and changes in worldwide climatic conditions, generally. The actual wind conditions required for a wind farm to be financially viable may not be present at the sites or, if present, may not continue over the long term. Sudden or unexpected changes in environmental and meteorological conditions could reduce the productivity of our wind farm. Climatic weather patterns, whether seasonal or for an extended period of time, resulting in lower, inadequate and/or inconsistent wind speed to propel the wind turbines may render our wind parks incapable of generating adequate, or any, electrical energy.

Power consumption and weather patterns fluctuate with the seasons, which could affect our revenues

The demand for electrical energy does not remain constant during the year and as such our revenues, if any, will fluctuate with the demand. In Arizona and California, consumer demand for electricity is higher during the summer months.

Approximately three-fourths of all annual wind power in Arizona and California is usually generated during the spring and summer months. This means that revenues during the balance of the year may be weaker. In New Brunswick, approximately three-fourths of all annual wind power is generated in the fall, winter and early spring.

Environmental damage on our properties may cause us to incur significant financial expenses

Environmental damage may result in the development of our wind parks. The construction of wind turbines involves excavation and the installation and use of concrete platforms. Increasing pressure may come to bear on our company to remove obsolete turbines and to complete reclamation work in the event that our wind farm is abandoned. The costs to complete reclamation work and remove obsolete turbines may be significant. Environmental regulators may impose restrictions on our operations which would limit our ability to generate revenues. We may also be assessed significant financial penalties for any environmental damage caused. Financial losses and liabilities as a result of environmental damage could affect our ability to continue to do business.

Competition Risks

We face significant competition in the markets where we operate

We will compete with traditional and alternative energy producers for the production and sale of electricity. Competition among alternative energy producers is increasing and there is no reason to believe it will decrease. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than we do. Other companies may succeed in building wind farms earlier than us and competing for our proposed customers. Successful research and development by other competitors may render our operations obsolete or non-competitive. Even if we should secure contracts to sell electricity, we may not generate as much revenue as our competitors, which would leave us with less funds to allocate to our marketing, operations, research and development and general business development.

Our business is subject to significant governmental regulation and, as a result, changes to such regulations will affect our business

Although the energy production sector in certain American states, including the State of Arizona, has been deregulated, and independent and small power producers are being allowed to enter the electric utility business, this status may not be maintained. Our operations will be subject to changes in governmental regulatory requirements, including regulations related to the environment. The operation of wind farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level. There is always the risk of changes in governmental policies and laws, including laws and regulations relating to income, capital, corporate or local taxes and the removal of tax incentives related to our industry. Currently, there are laws which are favorable to wind-energy producers, such as the requirement in certain States that power purchasers acquire a set percentage of their power requirements from renewable resources. These laws may change and no longer be favorable to us, which may cause us to lose customers and revenues.

Employment Risks

Our ability to hire and retain key personnel will be an important factor in the success of our business

We will be highly dependent on Jeffrey Ciachurski, Michael Boyd, Paul Woodhouse, Darlene Gillis, Michael Patterson, Jeffrey Patterson, Steve Mendoza, and Cash Long because of their experience in the wind energy industry. The loss of the services of one or more of these individuals could impair our ability to manage our company, or to obtain new or maintain existing client engagements. We have not purchased key man insurance on any of these individuals, which insurance would provide us with insurance proceeds in the event of their death. Without key man insurance, we may not have the financial resources to maintain our business until we could replace the individual or to replace any business and client engagements lost by the death of that person. The competition for qualified personnel in the wind energy industry is intense. In addition, in order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new employees. We may not be able to continue to attract and retain the qualified personnel necessary. If we are unable to retain or to hire additional qualified personnel as required, we may not be able to adequately manage and implement our plans for expansion and growth.

Enforcement Risks

You may not be able to enforce civil judgements in Canada

U.S. investors' ability to enforce civil liabilities under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the U.S. In addition, some of our assets and operations are located outside of the U.S., specifically, British Columbia and New Brunswick, Canada. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

You may not be able to enforce U.S. bankruptcy laws in Canada

As we are organized under the laws of British Columbia, Canada and as some of our assets are located outside of the United States, it may be difficult to enforce U.S. bankruptcy proceedings against our company. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside the United States. Any orders or judgments of a bankruptcy court obtained by you in the United States may not be enforceable.

Securities Risks

Our shareholders' interest will be diluted if we issue more shares

We intend to issue more shares as a means of raising capital to fund the development of our business. As a result, when we do issue additional shares our current shareholders will experience a dilution of their proportionate shareholdings in our company.

There are risks associated with making investments in Foreign Private Issuers

We are classified as a "foreign private issuer" under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including: (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time. As a result, you are not afforded the same protections or the same information that would be made available to you, if you were to invest in a United States public corporation.

Our securities may be considered PENNY STOCK Securities

Our securities may be classified as PENNY STOCK securities and may be deemed "penny stock" as defined in Rule 3a51-1 of the Exchange Act. Such a designation could limit the pool of prospective or suitable investors and may impair the development of the public market for our shares or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to the sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of our common shares to resell their shares to third parties or to otherwise dispose of their shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Name and Incorporation

We originally incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, the Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. On January 24, 2002 we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp.

Our registered and records office is located at Suite 1525-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.

History

Prior to July, 2001, we were a natural resource company involved in the exploration and development of mineral properties located in Mexico. Our property interests were mineral claims we could acquire pursuant to an option agreement dated June 8, 1998. Due to unfavourable exploration results, we abandoned our interests in our Mexican properties by letting the option expire and allowing the property to revert back to the property owner, Novoccidental Minera de Mexico, SA de SV.

Our transformation from a natural resource exploration company to a wind energy electrical generation company began during the fiscal year 2001 when we wrote off the nominal carrying value of our interest in our remaining mineral properties in Mexico. The change of business continued in July 2001 when we entered into a letter of intent to acquire certain meteorological data, and the property from which it was derived, from Verde (the "Verde Assets"). A formal asset purchase agreement was entered into on September 30, 2001. The acquisition was approved by our shareholders and was finally completed on February 15, 2002. As consideration for the Verde Assets, we issued to the partners of Verde an aggregate of 1,000,000 units at a deemed price of $0.375 per share. Each unit consisted of one (1) common share and one (1) share purchase warrant. Each warrant entitled the holder to purchase one (1) common share at a price of $0.50 per share up until February 15, 2004.

To pursue our new business plan, we began acquiring properties, including the property from which the data comprising the Verde Assets was derived. Pursuant to an agreement dated September 16, 2001, we acquired this land from HR Investments and CTR Trust, four (4) parcels of land located approximately 15 miles north of Kingman, Arizona known as Quail Springs, for the purchase price of US$110,000.

Commencing on July 19, 2002, we began acquiring parcels of land from various landowners in the Tehachapi Wind Park, located in California. We continue to acquire suitable land as it becomes available and, to date, we own 982 acres, 500 of which are in escrow and will close by February 27, 2004. Consideration for the 982 acres totalled $1,128,017. To facilitate our operations in California, we purchased, for nominal consideration, the ownership interests of Cash Long and Jeff Patterson in Aero.

On December 7, 2002 we entered into an agreement with H.J. Crabbe & Sons Ltd. to lease 4,500 acres of land located in New Brunswick, Canada with a view to developing a wind farm. As consideration for the lease, we agreed to pay the lessor a percentage of annual sales of energy ranging from 1.55% for the first three years of operation to 2.5% from the twelfth year to the thirtieth year, the end of the term.

Between December 12, 2002 and December 31, 2003 we acquired an aggregate of 360 acres near Springerville, Arizona. These acquisitions were made from various landowners for which we paid a total consideration of US$106,000. We have also made an application, on October 22, 2003, with the Bureau of Land Management, U.S. Department of the Interior, to acquire 80,000 acres of federal land leases, all in Arizona. We are currently awaiting their response.

On March 20, 2003, we, through VRC, entered into a windfarm easement agreement with REMO, LLC entitling us to conduct wind resource and other evaluations over 8,300 acres in northwestern Arizona. In consideration of the easement, we issued to REMO 100,000 common shares at a deemed price of $1.05 per share. The agreement also provides that VRC will pay to REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

On September 18, 2003, we acquired from Mr. Cash Long a director of VRC and Aero a one-third interest in the Mogul Generating Facility located in Tehachapi. Consideration for the interest in the Mogul facility has yet to be determined as both parties have 180 days from the date of the agreement to mutually agree on a purchase price. The Mogul facility, which has been in operation since 1981, is a four (4) megawatt facility capable of producing over 13 million kilowatt hours of electricity per year.

All of our capital acquisitions, to-date, have been located in Arizona, California or New Brunswick and have been undertaken through our wholly-owned subsidiaries located in those jurisdictions. All of our principal capital expenditures currently in progress are financed internally.

Business Overview

We are a wind energy electrical generation company. Prior to our change of business in July 2001, we were a natural resource exploration company. During the last three financial years, we have not had any revenues and, as we are still in the developmental stages of our business, do not currently have revenues. Presently, we are focusing on acquiring various land sites with the intent to ultimately produce wind generated electrical energy. Through our three wholly-owned subsidiaries, Verde, Aero and EWP, we actively pursue prospective customers for the sale of electrical energy in each of the three markets where we operate: Arizona, California, and New Brunswick. To this end, we submit bids and negotiate with utilities for the sale of electrical energy. Although we conduct our business through our three wholly-owned subsidiaries, all principal business decisions are made by Western Wind, the parent company.

Our objective is to enter into a power purchase agreement with a utility within the first six to eight months of 2004. In the meantime, we are evaluating our wind data and we do not know when these evaluations will be completed. A power purchase agreement is an agreement with a utility that will enable us to sell electricity at an agreed-to price per kilowatt for the term of the agreement. The development of a wind park is dependent upon us entering into a power purchase agreement with a utility. A power purchase agreement, once entered into, will state the quantity of electricity required by the utility and the price, per kilowatt of electricity. The development and size of a wind park will be dependent upon the requirements of the utility, as set out in a power purchase agreement.

To this end, we expect to spend approximately CDN$100,000 per month in the first six to eight months of 2004 on our day-to-day operations, including research and marketing. We cannot provide an accurate estimate on our marketing costs alone as these are integrated into our day-to-day activities. We do not expect to generate any revenues prior to the end of 2004.

Background of Wind Energy

Since the early 1980s, Renewable Energy Technology has advanced beyond the research stage and moved into commercial applications and utility integration. Among these technologies are wind power, geothermal power, solar or photovoltaic power, small-scale hydroelectric power and biomass powered thermal generation. Each of these renewable energy technologies has its benefits and drawbacks applicable to market requirements and resource availability.

According to the American Wind Energy Association (www.awea.org), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The major contributing factors to this growth are international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, population growth and generally a significant increase in demand for energy.

Turbine technology has evolved significantly since the 1980's, eliminating much of the technological risk that may be associated with other less developed renewable power technologies. Revenues from wind generated electricity is, however, subject to the demand for electricity. Wind generated electricity is also subject to the availability of the necessary raw energy wind. Therefore, wind energy production may be lower during months when wind speed is higher. In California, for instance, the meteorological conditions are such that the wind blows more from April through to October, which results in higher wind energy production during those months. Consumer demand for electricity is also higher in the summer months, particularly in Arizona and California.

While the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources it generally remains more expensive to produce. Deregulation and consumer preference are becoming important factors in increasing the development of alternative energy projects. Management believes that governments and legislators recognize the importance of renewable energy resources in the energy mix, and are facilitating the implementation of wind and other renewable technologies. With consumer demand rising, electric utilities are finding ways to make renewable energy available.

International treaties and protocols have made a significant impact on the development and implementation of renewable energy technologies. Through multi-lateral agreements, some nations are voluntarily placing limits on the amount of allowable carbon emissions and other Greenhouse Gases (GHGs). These voluntary limits are opening markets for renewable energy resources where none existed before. Future implementation of carbon emissions "credit trading" may also increase the demand for clean, non-depleting, zero-emission renewable energy sources. "Credit trading" is the regulatory practice whereby a government imposes a limit on the amount of pollution certain energy producers may emit for a given geographical area. The limit takes the form of "credits". The more pollution that is emitted, the more "credits" are spent. An energy producer must remain below the maximum allowable limit for the particular geographic area. It may do so by either reducing its emissions or by acquiring any excess "credits" from energy producers that emit fewer emissions. Traditional fossil fuel energy producers typically emit more emissions than wind energy producers. As a result, wind energy producers may have additional "credits" to sell to those energy producers that have greater emissions.

Deregulation

In the United States, many state governments have been rewriting their utilities regulations and an increasing number now have "deregulated" utility environments. Among other things, deregulation allows consumers to purchase their electricity from the source of their choice. In Arizona, where some of our properties are located, access to the electricity market has been established through Arizona's Retail Electric Competition Rules which, in management's opinion, provide a favourable environment for renewable energy generators who are looking for customers. Although the industry in Arizona has been largely deregulated, energy producers still remain subject to the Federal Public Utilities Regulatory Policies Act ("PURPA") and state regulations. In addition, energy producers must also meet standards set by the Arizona Corporations Commission (the "ACC").

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable electricity generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.

In Canada, we have also noticed substantial efforts by all levels of government to promote wind energy generation. Programs such as the Wind Energy Research and Development Program advertised by Natural Resources Canada (a federal government department specializing in the sustainable development and use of natural resources, energy, minerals and metals, forests and earth sciences) in addition to certain favorable tax incentives, have all been adopted to facilitate wind energy development. In New Brunswick, for instance, the province's electric utility company, New Brunswick Power ("NB Power"), has started allowing private power producers to access their transmission lines to sell power to large wholesale customers. Under the Action Plan for Climate Change 2000, NB Power has stated that it wishes to supply green energy to Government of Canada buildings, and it is currently in discussions with the federal Department of Supply and Services to achieve this objective.

Management believes that the increasing amount of deregulation and governmental incentives in our industry, in both the United States and Canada, should have a positive effect on our business and the wind energy industry in general.

Competition

In the markets in which we conduct our business, we will be competing with various energy providers. In the U.S., for instance, PURPA and state-sponsored utility deregulation legislation have enabled independent and small power producers to enter the electric utility business. Prior to this legislation, municipal and large investor-owned utilities held monopolistic power over electricity customers. Utilities are now entitled to compete with independent and small power producers for a share of the market place. In Arizona, the ACC has adopted a Renewable Energy Portfolio Standard that specifies that 0.2 percent (0.2%) of any utility's "Total Retail Electric Sales" must come from a Renewable Energy Technology. It further specifies that 0.1 percent (0.1%) must come from solar technology, and the remaining 0.1 percent (0.1%) can come from "other" renewable technologies such as wind, geothermal, land-fill gas and bio-mass. California has also introduced legislation to increase their retail power acquisitions from renewable sources, from 10% to 20%. New Brunswick, however, does not currently have a policy on renewable energy.

Competition with Large Conventional Utilities

The markets in which we conduct our business, particularly Arizona and California, are serviced by several large utilities. The largest of these is Arizona Public Service ("APS"). APS jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility. Deregulation of the electric utility sector allows us to compete directly with large utility companies for target markets. We believe we can successfully compete with the "brown" generation technologies that the large utilities currently offer. These "brown" technologies are primarily a mix of heavily subsidized nuclear, coal, hydroelectric and natural gas sources of energy.

Other competition in the Arizona marketplace will be from natural gas-fired merchant plants that are currently proposed or under construction. The combined total capacity for these plants is approximately 11,000-12,000 MW. The perceived negative environmental impact of gas-fired facilities has been noted as a serious issue by legislators in various communities. We believe that wind generated energy could be viewed as an acceptable alternative to the existing natural gas-fired merchant plants.

Competition with Other Renewable Energy Technologies

In the renewable energy market niche, we will be competing with a growing number of alternative energy producers. While the cost of a kWh of electricity from PV, solar thermal and geothermal sources is decreasing, it is management's view that producers of energy from these sources cannot yet compete with the low cost of wind generated electricity without substantial subsidies. We believe that geothermal, bio-mass and land-fill gas generation are the closest competitors. Geothermal power is attractive because of its "on-demand" nature, but is limited by resource availability and is, by nature, more polluting than wind energy. Bio-mass and land-fill gas are also attractive as "on-demand" generators, however they are limited by fuel-resource availability and, in the case of land-fill, space requirements. Additionally, although considered to be renewable, they are, by nature, more polluting than wind farms.

Competition with Other Wind Farm Developers

As a potential wind farm developer, we believe we are in a unique position in Arizona. Arizona is not known as a wind resource state, however, we have identified and acquired significant wind resource areas, which we believe have been overlooked and have not yet been acknowledged by the industry in general. We believe that competition for "wind lands" will increase, just as companies compete for oil, gas and other energy resources. At the present time we are not aware of any other utility scale wind farmers operating in Arizona, nor are we aware of any competition in Arizona for controlling interest of wind resource areas that are of interest to us. One of our goals is to be the first utility scale wind farm developer in Arizona.

In California, the competition is far more significant. The Tehachapi Wind Resource area located in the Tehachapi Pass two hours north of Los Angeles is one of the largest wind energy projects in the world. There are a number of established wind energy producers that already have many wind turbines generating power in the area. Of the estimated 16,000 wind turbines situated in California, approximately 5,000 are located in Tehachapi Pass. As California increases the amount of retail power that must be obtained from renewable resources, we anticipate that the market will increase and provide adequate opportunity for us to participate profitably in the wind generated electricity sector.

In Canada, and in particular New Brunswick, wind energy production is not as developed as in California. As such, there are fewer participants in the wind energy sector and we believe this will give us a better opportunity to become an established wind energy company in the region. Grand Manan Island, however, is widely regarded as possessing extremely favorable climatic and environmental conditions capable of sustaining wind turbines and providing wind generated electricity and, as such, we believe these factors may attract numerous other wind energy companies.

Organizational Structure

We conduct our business through our wholly-owned subsidiaries. On February 15, 2002, we acquired VRC, which was incorporated in Arizona on August 8, 2001. Aero was incorporated on February 26, 2002, and was acquired by us effective as of the date of incorporation. Finally, on July 10, 2002 we incorporated EWP, which was incorporated in the Province of New Brunswick, Canada. We conduct our business in Arizona through VRC, our business in California through Aero and our business in New Brunswick through EWP.

The list below sets out, as of the date hereof, the relationship between Western Wind and our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Shareholding
Eastern Wind Power Inc.	New Brunswick, Canada	100%
Verde Resources Corporation	Arizona, USA	100%
Aero Energy, LLC	California, USA	100%

Property, Plants and Equipment

Smith Ranch Easement-Arizona

VRC entered into a Windfarm Easement Agreement on March 20, 2003 with REMO LLC ("REMO"), an Arizona Limited Liability Company, respecting 8,300 acres of land located in northwestern Arizona known as the Smith Ranch. This agreement allows VRC to conduct wind resource and other evaluations and to erect and operate all equipment necessary for the conversion of wind energy into electricity. The term of the agreement continues until the earlier of 30 years and that date which is one year after the expiration of the term of the first power purchase agreement signed by VRC and a third party purchaser of electricity. In consideration for the acquisition, we issued 100,000 of our common shares to REMO and agreed to pay REMO a royalty of the greater of 3.5% of gross proceeds from any resulting net energy sales and $580,000. A minimum annual royalty of US$580,000 will be payable commencing no later than March 21, 2005, should we decide to proceed with development. Royalty payments would be made on a quarterly basis. We have also made application with the Bureau of Land Management, U.S. Department of the Interior, the results of which are currently pending, for the lease of up to 80,000 acres of adjacent land owned by the federal government. VRC currently has three (3) meteorological towers at the Smith Ranch.

Quail Springs Wind Energy Project-Arizona

The Quails Springs site near Kingman, Arizona was our first property acquisition and was selected on the basis of wind data collected since 1999, accessibility to a nearby distribution grid, and because of its close proximity to potential purchasers for wind generated electricity. Since 1999, VRC has been collecting wind data on the site from a tower-based anemometer. The data will be required to evaluate the feasibility of the site and the project, as well as revenue and cost projections respecting the Quail Springs project.

The Quail Springs property consists of approximately 440 acres. 400 acres were acquired on January 2, 2002 for the purchase price of US$110,000 pursuant to a real estate purchase agreement dated September 16, 2001 between HR Investments, a Nevada partnership, and CTR Trust, Thomas R. Reingruber, as Trustee (as vendors) and Jeffrey J. Ciachurski and Michael A. Patterson in trust for VRC (as purchasers). The acquisition was financed with cash and a promissory note, dated October 2, 2001, for US$50,000 secured by a deed of trust. The promissory note provides for interest of 10% per annum and is due on demand. We have been making installment payments of US$750 per month, comprised of principal and interest, since April 30, 2002. An additional 40 acres was acquired from the same vendors on May 22, 2002 for a total consideration of US$11,000. The purchase price was financed with cash and a promissory note dated May 22, 2002 in the amount of US$10,000. Since July 2002, we have been making installment payments of US$250 per month, comprised of principal and interest. The note, which is payable on demand, provides for interest at 10% per annum and is secured by a deed of trust against our property.

Based on an assessment of the Quail Springs site data by a meteorologist, we have installed a 50-meter monitoring tower that will provide us with information from which long-term wind resource at the turbine hub height can be determined. This data will provide more accurate information and will be used to determine the optimal turbine model required for the generation of wind energy.

The total cost for developing a wind farm project at Quail Springs would vary depending on customer power purchase agreements. Installation of the first 40 turbines could take up to 18 months and could cost as much as US$35 million. We expect that some of the project construction and machinery purchases could be financed through debt financing by affiliates of turbine manufacturers as well as through equity and debt financings of Western Wind. A farm could begin generating electricity within three months from the start of construction.

Howling Dog Wind Energy Project-Arizona

VRC has purchased 360 acres of land near Springerville, Arizona, adjacent to the New Mexico border. These parcels constitute a package of land that, in the opinion of our management team and relying upon their experience in the wind energy industry, has some of the highest wind speeds in Eastern Arizona. The land package is located near existing transmission lines and makes it well suited for potential sales to several of Arizona's utilities. VRC currently has three meteorological towers analyzing and verifying existing wind data.

Cochise-Arizona

In September 2002, we entered into a memorandum of understanding with Arizona Electric Power Cooperative, Inc. ("AEPCO") whereby VRC will set up a testing station at AEPCO's Apache Generating Station located in Cochise, Arizona. This testing station will enable us to determine if sufficient wind resources exist in the geographic area to warrant the construction of a generation project.

We have also entered into a land lease agreement with Mr. Michael Wystrach to lease 1,300 acres of land for a term of 50 years commencing on September 1, 2002. The lease entitles us to conduct evaluations and, if feasible, to construct a wind farm. As consideration, we will pay the lessor, in addition to a cash advance of US$225,000, a percentage of our actual annual gross sales revenue from energy production ranging from 1.4% for each of the first fourteen years of the term, up to 2% for the balance of the term. Commencing in the fifteenth year of the term, we will also pay a small percentage of the actual annual gross sales, as annual rent, to a charity designated by the lessor, up to an annual maximum of US$50,000.

Tehachapi Pass Wind Park-California

In February, 2002, we announced that we were reviewing an opportunity to participate in a 100-megawatt wind park expansion in the Tehachapi Pass Wind Park, located in California. The Tehachapi Pass is acknowledged to be one of the world's largest producers of wind generated electricity. More than 5,000 wind turbines in the Tehachapi-Mojave wind resource area of Kern County, located two hours north of Los Angeles, California, generate approximately 1,300 million kWh of electrical energy per year. The estimated wind-generated power would meet the residential needs of approximately 180,000 California homes.

We are in the process of locating and acquiring land suitable for development and construction of additional wind turbines within the Tehachapi Pass area. To date, we have acquired 982 acres of land. Of these lands, 482 acres are owned outright and 500 acres are held in escrow pending closing, which we expect will occur by February 27, 2004.

Wind generated electricity produced in the Tehachapi Pass is generally sold to customers of the Southern California Edison Company ("SCE") through a utility grid owned and operated by SCE. Currently, SCE is in the process of building a new transmission line from Tehachapi to the Vincente sub-station. Enrus Energy America Corporation owns a transmission line called the "Sagebrush Line" which runs through our property, giving Aero two options to transmit power. The Los Angeles Department of Water and Power ("LADWP") also owns a transmission line within close proximity to our property. Currently, we do not have any arrangements with SCE, Enrus Energy or the LADWP. To date, we have submitted a bid to construct a 100 MW wind park wind park pursuant to a request for proposals issued by SCE. The bid was submitted on September 30, 2003.

Grand Manan-New Brunswick

EWP has signed an agreement to lease 4,500 acres of land from H.J. Crabbe & Sons Ltd., and has obtained the exclusive right to build a wind farm on the property located on Grand Manan Island, New Brunswick. The term of the lease is for 30 years, commencing on December 10, 2002. We are required to commence construction of a permanent wind energy conversion facility by June 1, 2005, otherwise the agreement will terminate.

As consideration, we will pay the lessor annual rent of between 1.55% and 2.5% of the actual annual sales revenue once the wind farm has commenced operations. We will also pay the lessor at the same rate for any revenue we receive from the sale of CO2 emission reduction credits, should we decide to sell such credits. The sale of CO2 emission reduction credits, however, is not part of our business plan. Any CO2 credits will accrue to the utility company with whom we enter into a power purchase agreement.

EWP has obtained a building permit from the Parish of Grand Manan allowing construction to take place once financing and other approvals, such as any applicable construction or electrical permits, can be arranged. EWP acquired five (5) years of wind data from Environment Canada confirming the potential for a commercial wind resource. EWP has substantially confirmed this data and has started negotiations with New Brunswick Power for a power purchase contract. EWP has two (2) meteorological towers erected on Grand Manan. As of the date of this registration statement, we are submitting a bid in response to a Request for Proposal from New Brunswick Power. All bids are due by April 15, 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the interim six-month period ended July 31, 2003, as well as the three preceding financial years-ended January 31, should be read in conjunction with our consolidated financial statements and related notes included in this registration statement. Our financial statements included in the registration statement were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this registration statement to U.S. GAAP, see Note 18 to the financial statements.

Operating Results

We are a wind energy electrical generation company that is currently in its developmental stages. As such, we do not have any sales or revenues as we are in the process of evaluating and acquiring suitable sites, capital and data necessary to carry out our business plan. Our business is conducted through our wholly-owned subsidiaries in both Canada and the United States.

Many factors may affect our current and future operations including, the availability of capital without which we cannot acquire our assets and develop our business; demand for electricity which, if insufficient, will reduce the price of electricity to a level below our costs; meteorological and environmental changes which could reduce the quantity of wind available to produce electricity; and regulatory developments, which must be favourable to our industry for us to be able to attract customers. Our industry sector is particularly sensitive to local, state, provincial and federal governments' willingness, or unwillingness, to cultivate and foster the wind energy sector. Competitive factors from various entities, including traditional energy providers may also materially affect our current and future operations. See Item 3 "Key Information".

Six-month Period Ended July 31, 2003 Compared to July 31, 2002

As at July 31, 2003 we had cash of $19,832 compared with cash of $833,011 as at July 31, 2002. This difference is the result of an issuance of shares in the previous period which provided proceeds of $1,741,850. Although our operating losses for the six-month period ended July 31, 2003 were reduced to $632,518 from $775,993 for the same period ended July 31, 2002, a number of individual expenses increased. For instance, our expenses for promotions and entertainment as well as secretarial and administrative expenses increased to $15,580 and $16,050, respectively, compared to $7,030 and $3,500, respectively, for the previous year. These increases, as with our increase in travel expenses to $41,128 for the current period ended July 31, 2003 compared to $23,802 for the 2002 period, are directly related to the increase in operations required to develop our business. For example, as most of our properties are located in the U.S., we have had to travel more frequently from Canada to the U.S. to negotiate the acquisition of our assets.

Our management fees and office and administration expenses increased to $27,483 and $34,392, respectively, compared to $17,500 and $12,465 for the same period ended in 2002, also as a result of management's increased allocation of time devoted to meeting prospective power purchasers and evaluating our current and prospective assets.

Year Ended January 31, 2003 Compared to January 31, 2002

We completed fiscal 2003 on January 31 with cash of $1,679 compared with cash of approximately $1,941 as at January 31, 2002. During the fiscal year 2002, we incurred expenses totalling $1,412,341, as opposed to $550,389 for the year ended 2002.

Our cost of corporate administration for the fiscal year amounted to $907,782, a significant increase from $222,400 incurred in fiscal 2002. A large portion of the administrative costs was incurred in stock based compensation of $421,023 compared to $0 in fiscal 2002 as a result of adjusting a new method of accounting for stock options, and an increase in legal and regulatory expenses of $123,616 compared to $38,214 for fiscal 2002. The legal and regulatory expenses of $123,616 for fiscal 2002 related primarily to the legal work incurred in our change of business from a natural resource company to a wind energy electrical generation company. The legal work entailed extensive filings with the securities regulatory authorities in Canada.

Our change of business and the acquisition of wind assets were the main factors in the increase in our overall expenditures. The most significant components of our increased costs were land acquisition which amounted to $980,712, project development costs of $504,559 and legal expenses as described above. At year-end, we owned or leased 392 acres of land in Tehachapi, 760 acres in Arizona and approximately 4,500 acres in the Province of New Brunswick.

Related party expenditures, such as management, consulting and secretarial fees, for the fiscal year increased $103,838 over fiscal 2002 to total $236,729 for the year-end. Substantial time requirements of management are required in a new business. Previous years required about 15-20 hours per week by one of our directors. Due to the change of business from a part-time junior mineral exploration company to a full-time wind energy developer, the time requirement has evolved to require about 60 hours per week from one director and at least 40 hours per week from several other members. In addition, our business activities are requiring extensive travel. However, when hours given by each of the directors are divided by the amount of management fees, management believes the average hourly rate is more economical than contracting out work to third parties.

Year Ended January 31, 2002 Compared to the Year Ended January 31, 2001

We completed fiscal 2002 with cash on hand of $1,941 compared with cash of approximately $168,273 in the previous year. We had a cash balance of $168,372 at the start of the year and raised a further $413,500 from equity issuances. We expended net cash of $434,202 in operating activities, and a further net cash of $145,729 in investing activities.

The costs of corporate administration in fiscal 2002 increased by $456,839, to $550,389. The largest component of the increase was the project development expenses relating to the change of business and acquisition of wind assets totaling $327,989. The most significant components of this amount are consulting fees and related expenses of $105,760, project management costs of $60,691, and administration and public relations costs totaling $55,833. Legal expenses increased in fiscal 2002 to $38,214, from a recovery of $3,102 in fiscal 2001. Travel expenses also increased as at January 31, 2002 to $30,923, from $15,728 at January 31, 2001. All of the aforementioned increases in expenses were primarily due to our change of business and our activities related to evaluating and acquiring properties and wind data assets. Related party transactions as at January 31, 2002 totaled $132,891. These expenses included director's fees for the full time services of a director of $30,000, director's fees of $5,000 paid to a second director, $26,200 paid for secretarial services to a related party of a director, $11,000 in public relations and administration fees paid to our President, Jeffrey J. Ciachurski, and $60,691 paid to Michael A. Patterson for project management.

Year Ended January 31, 2001 Compared to the Year Ended January 31, 2000

We completed fiscal 2001 with cash on hand of $168,273 compared with cash of approximately $192,496 in the previous year. We started fiscal 2001 with cash of $192,496, and raised a further $105,000 from a private placement of 250,000 of our common shares. We expended a total of $129,124 on corporate administrative expenditures.

The costs of corporate administration in fiscal 2001 decreased from fiscal 2000 by $38,034 to $93,550. A significant component of the decrease was the absence of geological consulting fees in fiscal 2001 ($20,400 was paid to a consultant in fiscal 2000). The largest components of administrative expenditures in fiscal 2001 were accounting expenses that reflected the additional costs associated with our first full year as a reporting issuer. Accounting and audit charges increased by approximately $11,964 to $23,030 as a result of the additional accounting requirements of a public company. The most significant other expenditure increases were for travel related to business investigation expenses, totaling $15,728, and accounting fees for due diligence totaling $10,000 with respect to a potential business acquisition, for which there were no equivalent expenditures in fiscal 2000. Management fees for the full time services of a director remained constant at $30,000. A negotiated adjustment to the total legal fees paid by us in connection with our initial public offering resulted in a recovery of $3,102 in fiscal 2001.

Liquidity and Capital Resources

As at July 31, 2003, we had a working capital deficit of $49,409 as compared to a working capital deficit at April 30, 2003 of $173,817. The decrease in our working capital deficit was due primarily to completion of an equity financing which resulted in gross proceeds of $462,720. As we have no revenues, we will continue to rely exclusively on equity and debt financings to raise funds for our proposed business. Our current liabilities at July 31, 2003 total $139,810 and were comprised primarily of our accounts payable and accrued liabilities, which totaled $60,631, and a promissory note issued on October 2, 2001 and held by Thomas H.R. Reingruber. The amount of the promissory note was for US$50,000 (CDN$77,950) and bears interest at 10% per annum. It is secured as against our property, and is due upon demand.

The following is a summary of equity placements completed since January 31, 2003, the date of our most recently concluded financial year-end:

Subsequent Financings

Subsequent to our most recent financial year-end, we completed a non-brokered private placement of 440,686 units at a price of $1.05 per unit on May 7, 2003. Each unit was comprised of one (1) common share and one (1) non-transferable share purchase warrant. Each warrant permits the holder to purchase one (1) additional common share at a price of $1.30 if exercised on or before February 12, 2004 and a price of $1.60 per share if exercised thereafter on or before February 12, 2005. Gross proceeds from the private placement were $462,720. A finder's fee of $21,000 was paid to Mr. John Wardlow with respect to $215,250 of the placement. The finder's fee was offered by us, as permitted under Canadian securities laws, as consideration for Mr. Wardlow's services in assisting us to locate investors. The shares, and any shares issued upon exercise of the warrants, were subject to a hold period which expired on September 5, 2003.

On July 22, 2003, we announced a private placement of up to 1,000,000 units at a price of $1.05 per unit. Each unit was comprised of one (1) common share and one (1) non-transferable share purchase warrant. By October 7, 2003, we closed the sale of 766,000 units of the private placement. The first tranche, which closed on September 15, 2003, consisted of 651,000 units comprised of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.30 per share if exercised on or before September 15, 2004 and at a price of $1.60 per share if exercised thereafter but on of before September 15, 2005. The second tranche, which closed on October 6, 2003, consisted of 115,000 units comprised of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.30 per share if exercised on or before October 6, 2004 and at a price of $1.60 per share if exercised thereafter but on or before October 6, 2005.

Research and Development, Patents and Licenses

Not applicable.

Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

Off-Balance Sheet Arrangements

Not applicable.

Tabular Disclosure of Contractual Obligations
Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3- 5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	*	-	-	-	-
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities reflected on the Company's Balance Sheet under Canadian GAAP	$73,345(1)	(2)	(2)	(2)	(2)
Total	$73,345	-	-	-	-

(1) This amount relates to the balance outstanding, in Canadian currency, on two promissory notes secured by a deed of trust over property in Arizona. The notes are in the amount of US$50,000 and US$10,000, respectively. Each note provides for interest at 10% per annum, and is repayable on demand. Since April 2002, we have been making instalment payments of US$750 per month on the US$50,000 note, and since July 2002, we have been making payments of US$250 per month on the US$10,000 note.

(2) Payments due on our promissory notes equal US$12,000 per year, calculated based on monthly payments of US$1,000 per month.

* We have entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out certain information, which is accurate as at the date of this registration statement, concerning our directors and executive officers:

Name	Present Position	Business Experience and Activities
Michael A. Patterson	Chairman and Director of Western Wind	Self-employed as President of Cerro Gordo Historical Society, an educational society; partner of Verde; Chairman of VRC, a subsidiary of Western Wind.
Jeffrey J. Ciachurski	President, Chief Executive Officer and Director of Western Wind

Self-employed business executive; President of Seville Mineral Developments SA de CV since 1992; part-time Manager, Corporate Information, of Strategic Technologies Inc., a reporting issuer on the TSX Venture Exchange.

Claus Andrup	Secretary and Director of Western Wind	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.
Robert C. Bryce	Director of Western Wind	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.
Peter W. Holmes	Director of Western Wind	President of Peter W. Holmes and Associates Inc., a private company which provides geological consulting services.
Steve R. Mendoza	Executive Vice-President of Western Wind and Chief Engineer	Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona and New Mexico; 1979-2000, employed by the Salt River Project in Arizona.
Jeffrey E. Patterson	Chief Operating Officer and Director of VRC and Aero

Construction and Maintenance Supervisor for the American Wind Energy Systems ("AWES") and Wind Park Maintenance, Inc. ("WPM") Since 1986, President, director and principal shareholder of Mogul Energy Corporation.

Cash Long	Chief Financial Officer and Director of VRC and Aero	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation; Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Paul Woodhouse	President and Director of EWP	Instructor in the Industrial Control Technology Program at New Brunswick Community College ("NBCC") since 1989. Assisted in the design and construction of turbine training installation at the NBCC.
Michael Boyd	President and Director of VRC	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. Michael A. Patterson and Jeffrey E. Patterson are brothers which, to our knowledge, is the only family relationship between any of the persons referred to above.

Employment Agreements

Pursuant to a management agreement dated January 5, 1998 made with our President, we engaged Mr. Jeffrey J. Ciachurski to provide expertise in obtaining resource properties and financing and to provide us with services in managing our administrative affairs and the affairs of our subsidiaries. We pay Mr. Ciachurski a monthly fee of $2,500, which will continue until the agreement is amended or terminated by us or Mr. Ciachurski.

Since May, 2001 we have also been paying Mr. Ciachurski a consulting fee of US$250 per full day devoted to our wind energy business, to a maximum of US$4,000 per month. Mr.  Ciachurski provides us with services relating to renewable energy power purchase negotiations with utilities and prospective customers and supervises marketing efforts in the United States generally.

Our Arizona subsidiary, VRC, has entered into consulting agreements with Michael A. Patterson (our Chairman), Cash A. Long (the Chief Financial Officer and a director of VRC and Aero) and Jeffrey E. Patterson (the Chief Operating Officer and a director of VRC and Aero). These three consultants are instrumental in assisting us in the development of our wind energy business. The agreements provide that each consultant will be paid US$250 per full day devoted to our business and will be reimbursed for all expenses incurred to provide the services. The initial term of the agreements is for two years and may be renewed for a further two years. The agreements also include non-competition provisions prohibiting the consultants from competing with our company for a period of two years from the termination of their respective agreements. The agreements, however, permit the consultants to continue to render their servies to Mogul Energy, a business owned by Cash Long and Jeffrey E. Patterson, which carries on the same business as ours in California. As of the date of this registration statement, a consulting agreement between us and Steve Mendoza has not been entered into.

During the fiscal year ended January 31, 2003, an aggregate of $199,637 was paid to insiders pursuant to these consulting agreements.

Compensation

During the fiscal year ended January 31, 2003, we paid an aggregate of $256,137 in cash compensation to our directors and officers for consulting fees and management fees. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2003 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Summary

The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year February 1, 2002 to January 31, 2003 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Jeffrey J. Ciachurski President, CEO and Director	30,000(1)	Nil	Nil	Nil	US$48,000(2)
Jeffrey E. Patterson COO and Director of VRC	Nil	Nil	Nil	Nil	US$18,783(2)(3)
Michael A. Patterson Chairman and Director	Nil	Nil	Nil	100,000	US$47,100(2)(3)
Cash A. Long CFO and Director of VRC	Nil	Nil	Nil	Nil	US$13,042(2)(3)

  Paid pursuant to a management agreement.
  Consulting fee paid pursuant to a consulting agreement, at a rate of US$250 per day.
  A portion of this sum includes reimbursement of certain expenses, such as vehicle rental, accommodation and meals.

Compensation of Directors

We do not compensate our directors for their services solely as directors. In addition, any management and consulting agreements we have with our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.

During the year ended January 31, 2003, Andrup & Associates, a company owned by Claus Andrup, one of our directors, was paid a consulting fee of $2,500 for services rendered. Mr. Andrup is our corporate secretary and provides corporate administrative services.

Board Practices

Members of the board of directors are elected by our shareholders to represent the interests of all shareholders. The board of directors communicate periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring board approval. Directors hold office until they resign or until the next annual general meeting, whichever is earlier. The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles. Our directors are Jeffrey J. Ciachurski, Michael A. Patterson, Claus Andrup, Robert C. Bryce, and Peter W. Holmes. These individuals have been directors of Western Wind since, 1998, 2002, 1998, 2000 and 2001, respectively. The board of directors delegates the executive management of the company to the Chief Executive Officer.

Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Claus Andrup, Robert C. Bryce, and Peter W. Holmes. At present, we do not have a remuneration committee.

Employees

We have no full or part time employees, except for management and the Board of Directors.

Share Ownership

As of December 31, 2003, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 1,209,452 shares representing 10.15% of our issued and outstanding common shares. These holdings are as follows:

Name of Beneficial Owner	Number of Common Shares	Percentage of Class
Michael A. Patterson	333,334(1)	2.79%
Jeffrey J. Ciachurski	385,686(2)	3.23%
Claus Andrup	166,666(3)	1.39%
Robert C. Bryce	323,766(4)	2.71%
Peter W. Holmes	- (5)	-

  Mr. Patterson has incentive stock options entitling him to acquire up to 100,000 of our common shares, at an exercise price of $1.20 per share until February 20, 2007. Mr. Patterson also has 283,334 warrants entitling him to acquire one common share of Western Wind per warrant, at an exercise price of $0.50 per share if exercised prior to February 15, 2004.
  Mr. Ciachurski has incentive stock options entitling him to acquire up to 90,000 of our common shares, at an exercise price of $0.35 per share until October 6, 2004.
  Mr. Andrup has incentive stock options entitling him to acquire up to 62,500 of our common shares, at an exercise price of $0.35 per share until October 6, 2004.
  Mr. Bryce has incentive stock options entitling him to acquire up to 100,000 common shares, at an exercise price of $0.86 per share, until November 4, 2007.
  Mr. Holmes has incentive stock options entitling him to acquire up to 110,000 of our common shares, at an exercise price of $0.20 per share until June 5, 2006.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a stock option plan (the "Plan") that was approved by our shareholders at our last annual general meeting held on July 23, 2003. The Plan is administered by our board of directors.

The prevailing applicable incentive stock option policy of the TSX Venture Exchange provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the closing price of our common shares on the day preceding the date of the grant, less an applicable discount. The aggregate number of shares reserved for issuance must not exceed 20% of our issued and outstanding shares, with the aggregate number of shares reserved to any one person not exceeding 5% of the outstanding shares. Shareholder approval must be obtained for any reduction in the exercise price of any options held by optionees who are insiders at the time of the proposed reduction in exercise price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are currently a publicly-held company, with our shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly by another corporation, any foreign government, or by any natural or legal person(s) severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of our shares, which are the only class of securities with voting rights, except for those listed below:

Identity of person or group	Amount Owned	Percentage of class(2)
CDS & Co.(1)	5,938,158 (1)	50.25%
Robert D. Schweizer	1,207,284	10.22%
Officers and Directors as a group	1,071,284	9.07%
Kim O'Leary	855,000	7.24%

  CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses. The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.
  The percentage is determined based on the number of outstanding common shares as at October 31, 2003.

Shareholder Distribution

As at October 31, 2003, there were approximately 89 holders of record of our common shares and a total of 11,816,658 common shares were outstanding. Approximately 2,511,000, or 21.25%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.

Related Party Transactions

Other than as disclosed elsewhere in this registration statement, there have been, to the best of our knowledge, no material transactions or loans between us and, (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

In September 2001, however, we entered into an asset purchase agreement (amended in November 2001) with Verde (the "Verde Agreement"), where we purchased certain assets of Verde. The partners of Verde are Michael A. Patterson (the Chairman of our board of directors), Jeffrey E. Patterson and Cash A. Long (both of whom are directors of VRC and Aero). Under the Verde Agreement we acquired certain site and wind data rights for our wind farm site located at Quail Springs. To pay for these assets, we issued to the partners of Verde 1,000,000 units of Western Wind at a deemed price of $0.375 per unit for a total purchase price of $375,000. Each unit is made up of one common share and one warrant to purchase an additional common share of Western Wind at a price of $0.50 for a two year period expiring February 15, 2004. The shares and any shares acquired on exercise of the warrants are held in escrow and are being released to the holders in tranches over a three-year period in accordance with the policies of the TSX Venture Exchange.

On September 18, 2003, we entered into a binding letter agreement with Mr. Cash Long, a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price is to be determined by mutual agreement of both parties, and will be based on an evaluation of two (2) independent evaluators. Please refer to Item 10 "Additional Information-Material Contracts" for a more detailed discussion of the terms of this transaction.

Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

See Item 18. "Financial Statements" for financial statements filed as part of this registration statement.

Legal Proceedings

Tom Vihvelin, a former director of EWP, is suing EWP for the right to exercise incentive stock options to acquire 50,000 common shares at an exercise price of $0.80 per share. We have filed a counterclaim for breach of fiduciary duties but have not quantified the damages we are seeking. Other than as disclosed herein, we are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon our business or financial position. To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

Dividend Policy

We have not paid any dividends since our incorporation and we have no plans to pay dividends in the foreseeable future.

Significant Changes

No significant changes have occurred since the date of the financial statements provided in Item 18 below.

Item 9. THE OFFER AND LISTING

Offer and Listing Details

We only have one class of shares; namely, common shares without par value, of which we are authorized to issue 100,000,000. Our common shares are initially issued in registered form. There are no restrictions contained in our constating documents on the transferability of our shares.

The following is a summary, for the five most recent financial years, of the annual high and low market prices:

	TSX Venture Exchange
	High	Low
Annual Highs and Lows
1999	*	*
2000	$0.60	$0.45
2001	$0.80	$0.22
2002	$1.20	$0.18
2003	$1.50	$0.70

* The common shares of Western Wind were not listed on the TSX Venture Exchange (which was then known as the CDNX Venture Exchange) prior to December 23, 1999 and did not trade until 2000.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange
	High	Low
Quarterly Highs and Lows
Six month period-ended July 31, 2003
Second Quarter	$1.30	$1.00
First Quarter	$1.40	$1.00
Financial year-end January 31, 2003
Fourth Quarter	$1.32	$0.99
Third Quarter	$1.14	$0.70
Second Quarter	$1.05	$0.77
First Quarter	$1.50	$0.75
Financial year-end January 31, 2002
Fourth Quarter	$1.20	$0.42
Third Quarter	$0.55	$0.39
Second Quarter	$0.58	$0.20
First Quarter	$0.37	$0.18

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months:

TSX Venture Exchange
High		Low
Monthly Highs and Lows
December	$3.60	$3.15
November	$3.70	$2.80
October	$2.55	$1.49
September	$1.75	$1.25
August	$1.42	$1.15
July	$1.30	$1.00

Plan of Distribution

Not applicable.

Markets

Our common shares presently trade on the TSX Venture Exchange under the symbol "WND" and in Germany, on the Berlin Stock Exchange under the symbol "WWE". Our common shares are not, and have not been, listed or quoted on any other exchange or quotation system.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

Share Capital

We are authorized to issue up to 100,000,000 common shares without par value, of which 11,919,158 shares were outstanding as of December 31, 2003. All of our issued shares are fully paid and non-assessable. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to any of our shareholders.

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:
	Shares	Amount
Balance, January 31, 2001		$ 1,035,864
Exercise of stock options at $0.35 per share	40,000	14,000
Exercise of warrants at $0.40 per share	450,000	180,000
Settlement of debt for shares at $0.50 per share	30,000	15,000
Balance, January 31, 2002	4,824,972	1,244,864
Private placement at $0.50 per share, net of share issuance costs of $41,650	906,000	411,350
For site and wind data rights	1,000,000	375,000
For sponsorship fee	60,000	60,000
Exercise of warrants at $0.60 per share	250,000	150,000
Private placement at $0.70 per share, plus 100,000 shares as finder's fee	2,100,000	1,400,000
Exercise of warrants at $0.75 per share	116,000	87,000
Exercise of stock option at $0.38 per share	65,000	24,700
Private placement at $1.00 per share	250,000	250,000

Balance, January 31, 2003	9,571,972	$4,002,914
Exercise of warrants at $0.75 per share	753,000	564,750
Private placement at $1.05 per share, net of finder's fee of $21,000	440,686	441,720
Shares issued in connection with Windfarm Easement Agreement	100,000	105,000
Shares issued in connection with the promissory note (Note 3a)	41,000	22,487

Balance, July 31, 2003

Memorandum and Articles of Incorporation

We were incorporated under the Company Act (British Columbia) on January 5, 1998 by filing with the Registrar of Companies for the Province of British Columbia our Articles of Incorporation and Memorandum. Our name on the date of incorporation was 556953 B.C. Ltd. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. and on February 15, 2002 we changed our name from Minera Cortez Resources Ltd. to Western Wind Energy Corp.

Except for specific activities prohibited by the Company Act, we are not limited in the business we can conduct. Our Articles do not contain a description of our objects and purposes and, as such, we may perform any and all corporate activities permissible under the laws of the Province of British Columbia.

Our Articles do not restrict a director's power to vote on a proposal, arrangement, or contract in which the director is materially interested, to vote compensation to themselves or any other members of the board of directors in the absence of an independent quorum, or to exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of Western Wind in order to serve as directors.

According to our Articles, a director who is interested in a proposed contract or transaction or other business to be considered or conducted at a directors' meeting will be counted in the quorum for the directors meeting, provided that any interested director discloses their interest in accordance with the provisions of the Company Act. Pursuant to the Company Act, any director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with our company must disclose the nature and extent of the director's interest at a meeting of the directors. The disclosure must be made:

    at the meeting at which a proposed contract or transaction is first considered;
    if the director was not, at the time of the meeting, interested in the proposed contract or transaction, at the first meeting thereafter, or at the first meeting after the relevant facts come to the director's knowledge.

We only have one class of directors. Our Articles provide that the number of directors to be elected are to be determined by ordinary resolution at an annual general meeting (or by special resolution of the members) (a "special resolution" is an affirmative vote of the holders of not less than three-quarters of the common shares). The Company Act states that it is not necessary that all directors elected at a shareholders' meeting hold office for the same term and that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election.

Our authorized capital consists of only one type of securities-common shares. Our common shares are not redeemable nor do they have any sinking fund provisions attached to them. There is no liability for further capital calls and there are no provisions in our Articles that impose any ownership limitations against any existing or prospective shareholders as a result of such shareholder owning a substantial number of shares. Holders of our common shares are entitled to vote at all meetings of shareholders, receive any declared dividend, and receive the remaining property of Western Wind upon dissolution. The provisions in our Articles attaching to our common shares may be altered, amended, repealed, suspended or changed by a resolution passed by a majority of not less than three-quarters of the votes cast by those members of Western Wind who vote in person or by proxy at a general meeting called for such purpose.

The Company Act states that an annual meeting of shareholders must be held at such time in each year not later than 15 months after the last annual general meeting. The annual general meeting may be held at such time and place as determined by the board of directors and in accordance with the Company Act. In order to transact business at an annual general meeting, there must be a quorum of shareholders present. A quorum of shareholders consists of at least two persons, in person or represented by proxy, holding not less than 5% of the issued shares entitled to vote at the meeting. In our case, the only shares entitled to vote at an annual general meeting are common shares. Every general meeting, other than an annual general meeting, is called an extraordinary general meeting. An extraordinary general meeting may be convened by the directors, as they may determine, or may be called by one or more members of the Company who qualify as "requisitionists", as that term is defined in the Company Act, and the directors must give notice of the extraordinary general meeting as set out in the Company Act.

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change of control of our company, nor are there any provisions that would operate only with respect to a merger, acquisition or corporate restructuring involving our company. There are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in our home jurisdiction of British Columbia, however, requires that shareholder ownership must be disclosed once a person beneficially owns, or has control or direction over, greater than 10% of the issued shares of a company. This threshold is higher than the 5% threshold under U.S. securities legislation at which time a shareholder must report their share ownership.

Material Contracts

The following paragraphs summarize the material agreements we have entered into.

On January 2, 2002, we acquired approximately 400 acres of land near Kingman, Arizona known as Quail Springs. The real estate purchase agreement was entered into on September 16, 2001 between HR Investments, CTR Trust, Michael A. Patterson and Jeffrey J. Ciachurski. The purchase price for the land was US$110,000, which was financed with cash and a note in the amount of US$50,000. The note was secured by a deed of trust and provides for interest at 10% per annum. We have been making monthly installment payments of US$750 since April 30, 2002. On May 22, 2002, we purchased an additional 40 acres from the same vendors for US$11,000. This purchase price is comprised of cash and a promissory note in the amount of US$10,000. The note is secured by a deed of trust and provides for interest at a rate of 10% per annum. Since July 2002, we have been making installment payments of US$250 per month.

In February 2002, we announced an opportunity to participate in a wind park located in Tehachapi, California. Through our California subsidiary, Aero, we have acquired 982 acres of land from various landowners. The acquisitions were conducted over a number of months and were each comprised of numerous parcels. The total cost of the acquisition was $1,128,017.

In September 2002, we entered into a land lease agreement with Michael Wystrach to lease certain lands near Cochise, Arizona for a term of 50 years. As consideration for the lease we agreed to pay the lessor a cash advance of US$225,000 and a percentage of our actual sales revenue from energy production ranging from 1.4% for the first fourteen years of the term, up to 2% for the balance of the term. Commencing on the fifteenth year, and for every year thereafter, we will pay a small percentage of actual annual gross sales, up to a maximum of US$50,000 annually, as annual rent, to a charity designated by the lessor.

During the period from December 12, 2002 to December 31, 2003 we acquired an additional 360 acres of land near Springerville, Arizona from different landowners. The agreements were standard real estate purchase agreements and, as consideration, we paid an aggregate of US$106,000.

On December 7, 2002, we entered into a land lease agreement with H.J. Crabbe & Sons Ltd. in the province of New Brunswick to certain lands located on Grand Manan Island. The lease is for a term of 30 years commencing on December 10, 2002. As consideration for the lease we agreed to pay the lessor annual rent ranging between 1.55% and 2.5% of any actual energy sales revenue once a wind farm has commenced operations.

On March 20, 2003, we entered into a windfarm easement agreement, through our wholly-owned subsidiary VRC, with REMO by which we acquired an easement over 8,300 acres of land in northwestern Arizona. The land is known as the Smith Ranch. The term of the agreement is for the earlier of 30 years and the date which is one year after the expiration of the term of the first power purchase agreement between VRC and a third party power purchaser of electricity. As consideration for the easement we issued to REMO 100,000 common shares of Western Wind. We also agreed to pay REMO a royalty of the greater of 3.5% of gross proceeds from any net energy sales derived from the property and $580,000. If we should decide to proceed with development, we must pay REMO a minimum royalty of US$580,000 commencing no later than March 21, 2005. Royalty payments would be made on a quarterly basis.

On September 18, 2003, we entered into a binding letter agreement with Mr. Cash Long, a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price is to be determined by mutual agreement of both parties, and will be based on an evaluation of two (2) independent evaluators. Under the agreement, we agreed to advance and did advance US$120,000 to the director as a deposit. We have 120 days to complete our due diligence. In the event that the parties cannot agree to a purchase price within 180 days from the date of the agreement, the US$120,000, or any portion that has been advanced, will be returned to us within fifteen (15) days after the 180-day period has expired.

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export of import of capital, or which impose foreign exchange controls or which affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittance to United States residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S Tax Convention (1980), as amended (the "Treaty"). See Item 10. "Additional Information-Taxation".

Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents who acquire our common shares. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of the corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the minister responsible for the ICA is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common shares would be exempt from the ICA, including:

        the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
        the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and
        the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in our company, through ownership of our common shares, remains unchanged.

Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of Western Wind in connection with carrying on a business in Canada ( a "non-resident holder").

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals"), and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning, and disposing of our common shares in their particular circumstances.

Dividends and Paying Agents

Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by us. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of Western Wind unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

    the non-resident holder;
    persons with whom the non-resident holder did not deal at arm's length; or
    the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of Western Wind represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advise to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

A "U.S. Holder" includes a holder of less that 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirements plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC"). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculations of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a PFIC should consult their own tax advisors regarding their individual circumstances.

Statement by Experts

The consolidated financial statements of Western Wind for each of the last three financial years included in this registration statement have been audited by Ellis Foster, Chartered Accountants, as stated in their reports appearing herein, and have been included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing and their consent and authorization.

Documents on Display

All documents concerning Western Wind and our subsidiaries, and which are referred to in this registration statement, are available for inspection during normal business hours at the offices of Thomas, Rondeau, Business Lawyers, Suite 1525, 625 Howe Street, Vancouver, B.C., Canada V6C 2T6.

Subsidiary Information

We currently have three wholly-owned subsidiaries: VRC, Aero, and EWP. VRC is incorporated under the laws of the State of Arizona; Aero is a Limited Liability Company organized under the laws of the State of California; and EWP is incorporated under the laws of the Province of New Brunswick, Canada.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of our current and prospective operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, our operating results and financial position and that of our subsidiaries are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the U.S. dollar in relation to the Canadian dollar will therefore have an impact upon our profitability and may also affect the value of our assets and the amount of shareholders' equity.

In regards to transaction risk, our functional currency is the Canadian dollar and our activities are predominantly executed using the Canadian dollar. We incur a relatively large portion of our expenses in U.S. dollars. Our common shares are listed on the TSX Venture Exchange and the Berlin Stock Exchange and are bought and sold in Canadian dollars and the Euro, respectively. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

Except as set out under Item 4 "Property, Plants and Equipment", we have no other short term or long term debt requiring interest payments. We have not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing market prices for the sale of wind generated electricity. Prices are subject to wide fluctuations in response to changes in supply of and demand for electricity, market uncertainty and a variety of additional factors that are beyond our control. Our properties are in the developmental stage and accordingly we are not generating any operating revenues and are therefore not subject to any short term volatility in the prices of electricity. As we are in the developmental stages, the above factors have had no material impact on operations or income. We have not entered into any futures or forward contracts.

It is management's opinion that, as we currently have no revenues, our exposure to the market risks described in the categories listed above is not material at this time.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Please refer to Item 18. "Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

        Interim (unaudited) consolidated financial statements for the 6 month period ended July 31, 2003.
        Independent Auditors' Report on the Consolidated Financial Statements of Western Wind as at January 31, 2003.
        Consolidated Balance Sheets at January 31, 2003 and 2002 (audited).
        Consolidated Statements of Income for the years ended January 31, 2003, 2002, and 2001 (audited).
        Consolidated Statements of Changes in Shareholders' Equity for the years ended January 31, 2003, 2002 and 2001.
        Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2002 and 2001.
        Notes to Consolidated Financial Statement Schedules.
        Independent Auditors' Report on Financial Statement Schedules.
        Financial Statement Schedules.

ITEM 19. EXHIBITS(1)

Exhibit Number	Description
1.0	Memorandum and Articles of Incorporation dated December 15, 1997, as amended.
1.1	Certificate of Incorporation dated January 5, 1998.
1.2	Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.
1.3	Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002.
1.4	Special Resolution dated March 15, 1999 amending the Articles of Incorporation.
1.5	Special Resolution dated September 8, 1999, amending the Articles of Incorporation.
2.0	Not applicable.
3.0	Not applicable.
4.0	Asset Purchase Agreement dated September 30, 2001 between Western Wind and Verde Resources.
4.1	Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long, Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.
4.2	Real Estate Purchase Agreement dated September 16, 2001 among Michael A. Patterson, Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).
4.3	Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.
4.4	Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources Corporation.
4.5	Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J. Crabbe & Sons Ltd.
4.6	Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power Authority.
4.7	Land Lease Agreement dated September 6, 2002 between Western Wind and Michael G. Wystrach.
4.8	Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J. Ciachurski.
4.9	Consulting Agreement dated February 8, 2002 between the Company and Michael A. Patterson.
4.10	Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.
4.11	Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E. Patterson.
4.12	2003 Stock Option Plan of Western Wind.
4.13	Binding Letter Agreement dated September 18, 2003 between the Company and Cash Long.
5.0	Not applicable.
6.0	Not applicable.
7.0	Not applicable.
8.0	Our wholly-owned subsidiaries are as follows:
(i) Verde Resources Corporation incorporated in Arizona;
(ii) Aero Energy, LLC, a California Limited Liability Company; and
(iii) Eastern Wind Power Inc., incorporated in New Brunswick, Canada.
9.0	Not applicable.
10.0	Not applicable.
11.0	Consent of Ellis Foster, Chartered Accountants

(1) All exhibits, with the exception of 4.13, have been previously filed. Exhibit 4.13 is being filed with this amended Form 20-F.

WESTERN WIND ENERGY CORP.

(A development stage company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited-Prepared by Management)

July 31, 2003

Index

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited-Prepared by Management)
		July 31	January 31
		2003	2003

ASSETS
Current
Cash and cash equivalents		$19,832	$1,679
Prepaid expenses and deposits		750	750
Refundable tax credits		21,394	23,334
Subscription receivable		48,425	-
Discount on Promissory note		-	20,247
		90,401	46,010
Investment deposit (Note 2)		110,010	-
Property and equipment		1,378,860	1,148,499
Intangible asset		375,000	375,000
Deferred charge, net		455,125	351,000

		$2,409,396	$1,920,509

LIABILITIES
Current
Accounts payable and accrued liabilities		$60,631	$69,638
Due to related party		1,229	44,919
Notes payable (Note 3)		77,950	154,021
		139,810	268,578

SHAREHOLDERS' EQUITY
Share capital (Note 4)		5,136,871	4,002,914
Share subscriptions received		15,000	7,500
Contributed surplus		552,168	443,510
Deficit		(3,434,453)	(2,801,993)
		2,269,586	1,651,931

		$2,409,396	$1,920,509

Approved by the Directors:	"Jeffrey Ciachurski"	"Claus Andrup"
	Jeffrey Ciachurski	Claus Andrup
WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statement of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited-Prepared by Management)
	Period	Three months	Three months	Six months	Six months
January 5, 1998		ended	ended	ended	ended
	(inception) to	July 31	July 31	July 31	July 31
	July 31, 2003	2003	2002	2003	2002

Revenue
Proceeds from sale of mineral claims	$72,530	$-	$-	$-	$-
Costs of mineral claims sold	(5,767)	-	-	-	-
	66,763	-	-	-	-

Expenses
Accounting	94,184	9,344	6,090	15,344	7,090
Advertising	3,000	3,000	-	3,000	-
Amortization-discount on
promissory note	22,487	17,816	-	20,247	-
Amortization-equipment	10,014	2,933	-	5,728	-
Amortization-deferred charge	875	875	-	875	-
Consulting fee	20,400	-	-	-	-
Due diligence	20,700	-	-	-	-
General exploration	3,950	-	-	-	-
Interest on promissory note	18,007	7,536	-	12,986	-
Legal	300,959	62,847	33,433	65,735	83,883
Listing and filing	61,037	3,553	10,884	9,989	11,614
Management fees	190,483	19,983	10,000	27,483	17,500
Office and miscellaneous	168,769	11,812	2,779	34,392	12,465
Project development (Note 6)	1,058,654	115,058	185,316	226,106	254,338
Promotion and entertainment	24,177	15,101	7,030	15,580	7,030
Rent	10,000	-	-	-	-
Secretarial and administration	79,298	8,550	3,500	16,050	3,500
Sponsorship fees	86,450	-	25,000	-	95,000
Stock based compensation	552,168	105,875	139,727	131,145	255,750
Telephone	28,912	2,746	2,490	6,730	4,021
Travel	201,104	11,924	-	41,128	23,802
Foreign exchange	4,294	-	-	-	-
	2,959,922	398,953	426,249	632,518	775,993

Operating loss	(2,893,159)	(398,953)	(426,249)	(632,518)	(775,993)
Interest income	11,102	58	573	58	573
Loss on sale of marketable securities	(2,156)	-	-	-	-
Write off of mineral interests	(541,007)	-	-	-	-
Writedown of marketable securities	(15,000)	-	-	-	-
Debt forgiven	5,767	-	-	-	-
Loss for the period	(3,434,453)	(398,895)	(425,676)	(632,460)	(775,420)
Deficit, beginning of period	-			(2,801,993)	(1,390,449)
Deficit, end of period	(3,434,453)			$(3,434,453)	$(2,165,869)

Loss per share
-basic and diluted		$(0.04)	$(0.05)	$(0.06)	$(0.11)

Weighted average number of
common shares outstanding
-basic and diluted		10,566,675	7,855,559	10,084,647	7,005,878
WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited-Prepared by Management)
	Period	Three months	Three months	Six months	Six months
	January 5, 1998	ended	ended	ended	ended
	(inception) to	July 31	July 31	July 31	July 31
	July 31, 2003	2003	2002	2003	2002

Cash flows from (used in)
operating activities
Loss for the period	$(3,434,453)	$(398,895)	$(425,676)	$(632,460)	$(775,420)
Adjustment for item not involving cash:
-amortization-discount on promissory note	22,487	17,816	1,516	20,247	1,516
-amortization-equipment	10,014	2,933	-	5,728	-
-amortization-deferred charge	875	875	-	875	-
-loss on sale of marketable securities	2,156	-	-	-	-
-write off of mineral interests	541,007	-	-	-	-
-writedown of marketable securities	15,000	-	-	-	-
-debt forgiven	(5,767)	-	-	-	-
-legal expenses settled through the
issuance of share	15,000	-	-	-	-
-stock based compensation	552,168	105,875	139,727	131,145	255,750
-common shares issued for
sponsorship fees	-	-	-	-	60,000
-others	(7,500)	(7,500)	-	(7,500)	-
	(2,289,013)	(278,896)	(284,433)	(481,965)	(458,154)
Change in non-cash working
capital items:
-refundable tax credits	(21,394)	2,964	(4,467)	1,940	(8,739)
-prepaid expenses and deposits	(750)	53	(61,854)	-	(57,284)
-accounts payable and
accrued liabilities	60,629	44,632	(7,469)	(9,006)	(107,184)
-due to a director	5,767	-	-	-	-
	(2,244,761)	(231,247)	(358,223)	(489,031)	(631,361)

Cash flows used in investing activities
Purchase of marketable securities	(43,500)
Acquisition of mineral interests	(191,072)
Deferred exploration costs	(349,932)
Proceeds from sales of marketable securities	26,344
Purchase of property and equipment	(1,388,875)	(108,138)	(264,257)	(236,090)	(279,419)
Increase in deferred charges	(351,000)
Investment deposit	(110,010)	(110,010)	-	(110,010)	-
	(2,408,045)	(218,148)	(264,257)	(346,100)	(279,419)

Cash flows from (used in) financing activities
Proceeds from share issuance
and subscription	4,593,459	590,838	1,451,430	973,045	1,741,850
Due to related party	1,229	(20,012)	-	(43,690)	-
Increase of notes payable	77,950	(81,521)	-	(76,071)	-
	4,672,638	489,305	1,451,430	853,284	1,741,850

Increase in cash and cash equivalents	19,832	39,910	828,950	18,153	831,070

Cash and cash equivalents (deficiency),
beginning of period	-	(20,078)	4,061	1,679	1,941

Cash and cash equivalents,
end of period	$19,832	$19,832	$833,011	$19,832	$833,011

1. Basis of Presentation

These interim financial statements are prepared by the management of the Company, using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended January 31, 2003. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Investment Deposit

On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of its subsidiary to acquire a 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make US$120,000 (CAD$110,010 paid as at July 31, 2003 and the balance was paid subsequent to July 31, 2003) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period.

3. Notes Payable

          In 2002, the Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company, which is due on November 11, 2004 with interest at a rate of 15% per year. The promissory note is secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares of the Company, respectively.

          During the period, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.

          Note payable of $77,950 is secured by the property of the Company, bearing interest at 10% per annum and due on demand.

          4. Share Capital
          Authorized: 100,000,000 common shares without par value.
          Issued:
	Shares	Amount
Balance, January 31, 2003	9,571,972	$4,002,914
Exercise of warrants at $0.75 per share	753,000	564,750
Private placement at $1.05 per share, net of finder's fee of $21,000	440,686	441,720
Shares issued in connection with Windfarm Easement Agreement	100,000	105,000
Shares issued in connection with the promissory note (Note 3a)	41,000	22,487
Balance, July 31, 2003
          1,350,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.
          Share purchase warrants outstanding as at July 31, 2003:
Number of Warrants	Exercise Price	Expiry Date
120,500	$0.75	August 11, 2003
1,000,000	$0.50	February 15, 2004
2,000,000	$1.13	June 17, 2004
250,000	$1.25 (1st year)	December 23, 2003
	$1.50 (2nd year)	December 23, 2004
440,686	$1.30 (1st year)	February 12, 2004
	$1.60 (2nd year)	February 12, 2005
3,811,186

          Each warrant entitles the holder to acquire one common share of the Company.

          5. Stock Options

          The Company has adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares to be issued upon exercise of options to be granted pursuant to the Plan. During the period, the Company recorded $131,145 stock based compensation expenses on options vested in the period. The weighted average fair value of the option granted during the period ended July 31, 2003 was $0.86. As at July 31, 2003, there was no proforma effect on the net income and basic and diluted earnings per share.

          A summary of stock option information for the period ended July 31, 2003 is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 31, 2003	1,120,000	$ 0.83
Granted	100,000	$ 1.05
Options outstanding at July 31, 2003		$ 0.85

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01-$1.00	620,000	2.98	$0.53	620,000	$0.53
$1.01-$2.00	600,000	3.72	$1.18	475,000	$1.17
	1,220,000	3.34	$0.85	1,095,000	$0.81

          6. Project Development Expenses

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31	July 31	July 31	July 31
	2003	2002	2003	2002
Automotive	$1,458	$ 15,632	$ 4,701	$ 18,004
Consulting and related expenses	38,231	66,773	80,600	69,647
Feasibility and technical services	38,290	9,241	46,788	13,526
Project management	32,526	53,256	70,233	63,546
General and administration	4,553	40,414	23,784	89,615
	$115,058	$185,326	$226,106	$254,338

          7. Related Party Transactions

          During the period, the following expenses were accrued/paid to directors and parties related to the directors of the Company:

	2003	2002

Management fees	$15,000	$15,000
Project management	71,850	66,040
Secretarial and administrative	7,500	3,500

          8. Commitments
          The Company is committed to a land lease agreement with a lessor for a term of 50 years commencing September 1, 2002. The terms of the lease are as follows:
                For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor
    1.4% of actual annual gross sale revenue from energy production on the permanent site; and
    minimum advance payment of US$225,000 to be deducted from future production.
            After the 14 years and until the termination of the lease, to pay the lessor
    2% of the actual annual gross sale revenue from energy production on the permanent sites; and
    additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

8. Commitments (continued)

          The Company is committed to a land lease agreement with a lessor for a term of 30 years from December 10, 2002 and ending December 10, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:
    1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
    1.9% of the actual annual sales revenue for the 4th year to 7th year;
    2.2% of the actual annual sales revenue for the 8th year to 11th year;
    2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
    If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.
          On March 20, 2003, the Company's wholly own subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement covering approximately 8300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. In consideration, the Company agreed to issue to REMO 100,000 common shares (issued) of the Company. The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

          9. Non-cash Transactions
          The Company issued 100,000 common shares in connection with the Windfarm Easement Agreement (see Note 8c).
          The Company issued 41,000 common shares as bonus and finder's fee pursuant to an issuance of a promissory note (see Note 2a).

          10. Subsequent Events

          Subsequent to the period, the following transactions occurred:

          issued 94,000 common shares, at $0.75 per share pursuant to the exercise of warrants; and
          issued 651,000 common shares, at $1.05 per share pursuant to a private placement.
          issued 50,000 common shares at $0.20 per share pursuant to the exercise of stock options.
          Subscription receivable of $48,425 was received.
          See Note 2.

11. Reconciliation of Canadian and United States Generally

Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from US GAAP.

The significant differences between Canadian and US GAAP which affect the Company's financial statements are summarized below:

The significant differences between Canadian and US GAAP which affect the Company's financial statements are summarized below:

(a) Reconciliation of Consolidated Balance Sheet items:
	July 31 2003	January 31 2003

Total assets per CDN GAAP	$2,409,396	$1,920,509

Total assets per US GAAP	$2,409,396	$1,920,509

Total liabilities per CDN GAAP	$139,810	$268,578

Total liabilities per US GAAP	$139,810	$268,578

(b) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

11. Reconciliation of Canadian and United States Generally

Accepted Accounting Principles (continued)

    Reconciliation of Consolidated Statement of Operations Items:
	Cumulative amounts from inception to July 31 2003	Three months ended July 31 2003	Three months ended July 31 2002	Six months ended July 31 2003	Six months ended July 31 2002
Loss for the period (Canadian GAAP)	$(3,434,453)	$(398,895)	$(425,676)	$(632,460)	$(775,420)
Stock-based compensation expense	(20,600)	-	-	-	-
Debt forgiven-related party	(5,767)	-	-	-	-
Imputed interest	(964)	(173)	(155)	(346)	(309)
Loss for the year (U.S. GAAP)	$(3,461,784)	$(399,068)	$(425,831)	$(632,806)	$(775,729)
Loss per share-basic and diluted (US GAAP)		$(0.04)	$(0.05)	$(0.06)	$ (0.11)
Weighted average number of common shares outstanding-basic and diluted (US GAAP)		10,066,675	7,855,559	10,084,647	7,005,878
    Reconciliation of consolidated statement of cash flows items is not prepared as there is no impact on cash flows in operating, financing and investing activities.
    New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

11. Reconciliation of Canadian and United States Generally

Accepted Accounting Principles (continued)

(e) New Accounting Pronouncements (continued)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others – An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation–Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

11. Reconciliation of Canadian and United States Generally

Accepted Accounting Principles (continued)

(e) New Accounting Pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Shareholders' Equity
Period Ended July 31, 2003
(Expressed in Canadian Dollars)
(Unaudited-Prepared by Management)
					(Deficit)	Accumulated	Total
					accumulated	other	Share-	Total
			Additional	Share	during the	compre-	holders'	Compre-
	Common shares		paid-in	subscription	exploration	hensive	equity	hensive
	Shares	Amount	capital	received	stage	(loss)	(deficiency)	(loss)

Balance, January 31, 2003	9,571,972	$-	$4,473,409	$7,500	$(2,828,978)	$-	$1,651,931	$(1,412,162)

Stock-based compensation	-	-	131,145	-	-	-	131,145

Exercise of warrants at $0.75 per share	753,000	-	564,750	(7,500)	-	-	557,250	-

Private placement at $1.05 per share, net of
finder's fee of $21,000	440,686	-	441,720	-	-	-	441,720	-

Shares issued in connection with
Windfarm Easement Agreement	100,000	-	105,000	-	-	-	105,000	-

Shares issued in connection with								-
the promissory note (Note 3a)	41,000	-	-	-	-	-	-

Share subscriptions	-	-	-	15,000	-	-	15,000	-

Imputed interest	-	-	346	-	-	-	346	-

Components of comprehensive income (loss)
-net (loss) for the year	-	-	-	-	(632,806)	-	(632,806)	(632,806)

Balance, July 31, 2003	10,906,658	$-	$5,716,370	$15,000	$(3,461,784)	$-	$2,269,586	$(632,806)

WESTERN WIND ENERGY CORP.

(A development stage company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

January 31, 2003, 2002 and 2001

Index

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity

MOORE STEPHENS

ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 737-8117 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

WESTERN WIND ENERGY CORP.

(A development stage company)

We have audited the consolidated balance sheets of Western Wind Energy Corp. (A development stage company) as at January 31, 2003 and 2002 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at January 31, 2003 and 2002 and its results of operations for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003, to the extent summarized in Note 18 to the consolidated financial statements.

"Ellis Foster"

Vancouver, Canada

June 5, 2003 Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at January 31, 2003 and 2002 and described in note 1 to the consolidated financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph outlining the changes in accounting principles that have been implemented in the consolidated financial statements.

Our report to the shareholders dated June 5, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty nor is it permissible to outline changes in accounting principles in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company) Consolidated Balance Sheets January 31, 2003 and 2002
(Expressed in Canadian Dollars)
	2003	2002
ASSETS Current Cash and cash equivalents	$ 1,679	$ 1,941
Prepaid expenses and deposits	750	11,341
Refundable tax credits	23,334	7,075
Discount on promissory note, net of amortization	20,247	-
	46,010	20,357
Property and equipment (Note 4)	1,148,499	172,073
Intangible asset (Note 5)	375,000	-
Deferred charge	351,000	-
	$ 1,920,509	$ 192,430
LIABILITIES Current Accounts payable and accrued liabilities	$ 69,638	$ 118,515
Due to related party (Note 6)	44,919	-
Promissory note and accrued interest (Note 7)	154,021	-
	268,578	118,515
SHAREHOLDERS' EQUITY Share capital (Note 8)	4,002,914	1,244,864
Share subscriptions received	7,500	219,500
Contributed surplus	443,510	-
Deficit	(2,801,993)	(1,390,449)
	1,651,931	73,915
	$ 1,920,509	$ 192,430

Continued operations (Note 1)

Commitments (Note 13)

Subsequent events (Note 17)

The accompanying notes are an integral part of these financial statements.

Approved by the Directors: "Jeffrey Ciachurski" "Claus Andrup"

Jeffrey Ciachurski Claus Andrup

WESTERN WIND ENERGY CORP.
(A development stage company) Consolidated Statements of Operations and Deficit January 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)
	Period January 5, 1998 (inception) to January 31 2003	Year Ended January 31 2003	Year Ended January 31 2002	Year Ended January 31 2001
Revenue
Proceed from sale of mineral claims	$ 72,530	$ -	$ -	$ -
Costs of mineral claims sold	(5,767)	-	-	-
	66,763
Expenses Accounting and audit	78,840	27,784	9,295	23,030
Amortization-discount on promissory note	2,240	2,240		-
Amortization-equipment	4,286	4,286		-
Consulting fee	20,400	-		-
Due diligence	20,700	-		- 10,000
General exploration	3,950	-		- 3,950
Interest expense on promissory note	5,021	5,021		-
Legal (recovery)	235,224	123,616	38,214	(3,102)
Listing and filing	51,048	19,813	17,025	7,245
Management fee	163,000	32,500	35,000	30,000
Office and miscellaneous	134,377	57,556	53,131	3,665
Project development (Note 11)	832,548	504,559	327,989	-
Promotion	8,597	2,037	6,560	-
Rent	10,000	-		-
Secretarial and administration	63,248	30,000	27,200	-
Sponsorship fee	86,450	75,750		-
Stock based compensation expense	421,023	421,023		-
Telephone	22,182	5,757	5,052	3,034
Travel	159,976	100,399	30,923	15,728
Foreign exchange	4,294	-		-
	2,327,404	1,412,341	550,389	93,550
Operating loss	(2,260,641)	(1,412,341)	(550,389)	(93,550)
Interest income	11,044	797	3,271	6,976
Loss on sale of marketable securities	(2,156)	-	(2,156)	-
Write off of mineral interests	(541,007)	-		- (1)
Writedown of marketable securities	(15,000)	-		- (9,600)
Debt forgiven	5,767	-		- 5,767
Loss for the period	(2,801,993)	(1,411,544)	(549,274)	(90,408)
Deficit, beginning of period	-	(1,390,449)	(841,175)	(750,767)
Deficit, end of period	$ (2,801,993)	$ (2,801,993)	$ (1,390,449)	$ (841,175)
Loss per share-basic and diluted		$ (0.17)	$ (0.12)	$ (0.02)
Weighted average number of shares outstanding-basic and diluted		8,163,487	4,469,232	4,130,792

The accompanying notes are an integral part of these financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company) Consolidated Statements of Cash Flows Years Ended January 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)
		Period 1998 January 5, 1998 (inception) toEnded January 31	Year January 31	Year Ended January 31January 312003	Year Ended
			2003	2002	2001
	Cash flow from (used in) operating activities Loss for the period Adjustment for items not involving cash:	$ (2,801,993) 2,240 4,286 2,156 15,000 541,007 (5,767) 15,000 421,023	$ (1,411,544) 2,240 4,286 - - - - - 421,023	$ (549,274) - - 2,156 - - - 15,000 -	$(90,408) - - - 9,600 1 (5,767)
-amortization-discount on promissory

-amortization-equipment

-loss on sale of marketable securities

-writedown of marketable securities

-write off of mineral interests

-debt forgiven

-legal expenses settled through the

issuance of shares

-Stock based compensation expense

	note
Change in non-cash working capital -refundable tax credits	items:	(1,807,048) (23,334) (750) 69,635 5,767	(983,995) (16,259) 10,591 (48,877) -	(532,118) (4,108) (11,341) 113,365 -	(86,574) 2,439 - (44,989) -
	-prepaid expenses -accounts payable and accrued liabilities -due to a director
		(1,755,730)	(1,038,540)	(434,202)	(129,124)
	Cash flows from financing activities Shares issued for cash	3,393,414	2,163,550	194,000	105,000
	Share subscriptions received	227,000	7,500	219,500	-
	Due to related party	44,919	44,919	-	-
	Promissory note	154,021	154,021	-	-
		3,819,354	2,369,990	413,500	105,000
	Cash flow from (used in) investing activities Purchase of marketable securities	(43,500)	-	-
	Acquisition of mineral interests	(191,072)	-	-
	Deferred exploration costs	(349,932)	-	-
	Purchase of property, plant and equipment	(1,152,785)	(980,712)	(172,073)
	Proceeds from sales of marketable securities	26,344	-	26,344
	Increase in deferred charge	(351,000)	(351,000)	-
		(2,061,945)	(1,331,712)	(145,729)	-
	Increase (decrease) in cash and cash equivalents	1,679	(262)	(166,431)	(24,124)
	Cash and cash equivalents, beginning of period	-	1,941	168,372	192,496
	Cash and cash equivalents, end of period	$1,679	$1,679	$1,941	$168,372

The accompanying notes are an integral part of these financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

1. Continued Operations

Effective February 15, 2002, the Company changed its business from natural resource exploration to engage in the production of electricity from wind energy. During the fiscal year 2003, the Company acquired 100% of Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"), and incorporated Eastern Wind Power Inc. ("EWP") to hold wind farm properties in North America.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the wind energy production project and upon future profitable operations.

2. Change in Accounting Policies

(a) Effective February 1, 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after February 1, 2002. The Company adopted the intrinsic value method to account for stock-based compensation granted to employees. Under this method, compensation expense will be recognized on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options granted under the fair value method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

2. Change in Accounting Policies (continued)

(b) Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(c) In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior and current years as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

3. Significant Accounting Policies

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. ("EWP"), and U.S. subsidiaries, Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"). All significant inter-company accounts and transactions have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(d) Property and Equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives using the straight-line method over 5 years.

(e) Deferred Charge

Deferred charge represents advanced land lease payment to the lessor of land located at Elgin, Arizona, USA. The advance will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. (See Note 12b)

(f) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

3. Significant Accounting Policies (continued)

(g) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

(h) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

As the Company incurred net losses in fiscal 2003 and 2002, the effect of dilutive securities totalling 3,625,435 and 262,700 equivalent shares, respectively, has been excluded from the diluted net loss per share computation as it was anti-dilutive.

4. Property and Equipment

2003 2002

Accumulated Net book Net book

Cost amortization value value

Land for wind farm site $1,109,920 $ - $1,109,920 $ 172,073

Equipment 42,865 4,286 38,579 -

$1,152,785 $4,286 $1,148,499 $ 172,073

During fiscal year 2003, the Company completed various acquisitions of lands for a potential wind farm site in California and Arizona, USA for a total consideration of $937,847.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

5. Intangible Assets

(a) Verde Resources Corporation

On February 15, 2002, the Company completed an asset purchase agreement with Verde Resources, a California partnership. Pursuant to the asset purchase agreement, the Company acquired certain site and wind data rights for a wind farm site, and shares of Verde Resources Corporation. In consideration, the Company issued one million Units, consisting of one million common shares and one million non-transferable warrants, each warrant entitling the holder to acquire one common share at a price of $0.50 per share for a period of 2 years expiring February 15, 2004.

The total purchase price of $375,000, being the estimated market value of the one million Units issued, is allocated to the intangible assets of site and wind data rights which has been determined to have an indefinite life by the management of the Company. With the adoption of CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, the cost of site and wind data rights will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The share of Verde Resources Corporation is allocated a nominal value as there were no assets and liabilities in Verde Resources Corporation at the date of acquisition.

(b) Aero Energy, LLC

On February 26, 2002, the Company acquired a 100% membership interest in Aero Energy, LLC for a total consideration of $10. There were no assets and liabilities in Aero Energy, LLC at the date of acquisition.

6. Due to Related Party

The amount due to a related party represents a loan from a director of the Company, the amount is non-interest bearing, unsecured and has no stated terms of repayment.

7. Promissory Note

On November 11, 2002, the Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company, which is due on November 11, 2004 with interest at a rate of 15% per year. The promissory note is secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares of the Company, respectively.

Subsequent to the year-end, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

8. Share Capital

    Authorized: 100,000,000 common shares without par value.
    Issued:
	Shares	Amount
Balance, January 31, 2001	4,304,972	$ 1,035,864
Exercise of stock options at $0.35 per share	40,000	14,000
Exercise of warrants at $0.40 per share	450,000	180,000
Settlement of debt for shares at $0.50 per share	30,000	15,000
Balance, January 31, 2002	4,824,972	1,244,864
Private placement at $0.50 per share, net of share issuance costs of $41,650	906,000	411,350
For site and wind data rights	1,000,000	375,000
For sponsorship fee	60,000	60,000
Exercise of warrants at $0.60 per share	250,000	150,000
Private placement at $0.70 per share, plus 100,000 shares as finder's fee	2,100,000	1,400,000
Exercise of warrants at $0.75 per share	116,000	87,000
Exercise of stock option at $0.38 per share	65,000	24,700
Private placement at $1.00 per share	250,000	250,000
Balance, January 31, 2003	9,571,972	$ 4,002,914

(c) 1,500,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Share purchase warrants outstanding as at January 31, 2003:
Number of Warrants	Exercise Price	Expiry Date
865,000	$0.75	August 11, 2003
1,000,000	$0.50	February 15, 2004
2,000,000	$0.89 (1st year)	June 17, 2003
	$1.13 (2nd year)	June 17, 2004
250,000	$1.25 (1st year)	November 29, 2003
	$1.50 (2nd year)	November 29, 2004
4,115,000

Each warrant entitles the holder to acquire one common share of the Company.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

9. Stock Options

During the fiscal year 2003, the Company adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares to be issued upon exercise of options to be granted pursuant to the Plan. Pursuant to the Plan, the Company's Board of Directors approved and granted 500,000 and 300,000 stock options to consultants and employees of the Company, respectively. The Company accounted for stock options granted to consultants using the fair value method and stock options granted to employees using intrinsic value method. In fiscal year 2003, the Company recorded $421,023 stock based compensation expenses.

A summary of stock option information at January 31, 2003 as follows:
		Shares	Weighted Average Exercise Price
Options outstanding at January 31, 2000		360,000	$ 0.35
Granted		65,000	$ 0.38
Options outstanding at January 31,	2001	425,000	$ 0.35
Granted		160,000	$ 0.20
Cancelled		(160,000)	$ 0.35
Exercised		(40,000)	$ 0.35
Options outstanding at January 31,	2002	385,000	$ 0.29
Granted		800,000	$ 1.05
Exercised		(65,000)	$ 0.38
Options outstanding at January 31, 2003		1,120,000	$ 0.83

The weighted average fair value of the option granted during the period ended January 31, 2003 was $0.80.
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01-$1.00	620,000	3.47	$0.53	620,000	$0.53
$1.01-$2.00	500,000	4.05	$1.20	250,000	$1.20
	1,120,000	3.73	$0.83	870,000	$0.72
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

9. Stock Options (continued)

The Company accounts for its stock-based compensation plan in accordance with CICA Handbook, Section 3870-Intrinsic value method, under which no compensation is recognized in connection with options granted to employees except if options are granted with an exercise price below the fair value of the underlying common share. Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:
2003
Net (loss) for the period: -s reported -pro-forma	$ (1,411,544) $ (1,578,318)
Basic and diluted (loss) per share: -as reported -pro-forma	$(0.17) $(0.19)
  Income Taxes
  A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:
	2003	2002	2001
Statutory income tax rate	(40%)	(45%)	(45%)
Tax losses not benefited	40%	45%	45%
Effective tax rate	-	-	-

(b) The Company has non-capital losses of approximately $1,974,000, cumulative foreign exploration and development expenses of approximately $364,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2006 through 2009. The cumulative foreign exploration and development expenses can be carried forward indefinitely.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)
  Project Development Expenses
	2003	2002
Automotive	$ 23,476	$ 26,255
Consulting and related expenses	158,907	105,760
Evaluation report	24,287	21,846
Feasibility and technical services	14,970	46,455
Project management	150,229	60,691
Public relation and administration	65,555	55,833
Travel	67,135	11,149
	$ 504,559	$ 327,989

12. Related Party Transactions

(a) The following expenses were accrued/paid to directors and parties related to the directors of the Company:
	2003	2002	2001
Management fees	$ 32,500	$ 35,000	$ 30,000
Project management	150,229	60,691	-
Consulting fees	24,000	11,000	-
Exploration costs			3,950
Secretarial and administrative	30,000	26,200	-
	$236,729	$132,891	$ 33,950

(b) See Note 5.

13. Commitments

    A summary of future payment commitments is as follows:
	2004	2005
Future minimum aggregate lease payments	$ 9,244	$ 4,622
Maximum consultant fees payable pursuant to consulting agreements	369,812	-
	$379,056	$ 4,622

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

13. Commitments (continued)

(b) In fiscal year 2003, the Company entered into a land lease agreement with a lessor for a term of 50 years commencing from September 1, 2002 to August 31, 2052. The Company is required to pay the lessor as follows:

(i) For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor
    1.4% of actual annual gross sale revenue from energy production on the permanent site; and
    minimum advance payment of US$225,000 to be deducted from future production.

(ii) After the 14 years and until the termination of the lease, to pay the lessor
    2% of the actual annual gross sale revenue from energy production on the permanent sites; and
    additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

(c) In fiscal year of 2003, the Company entered into a land lease agreement with a lessor for a term of 30 years commencing on the 10th day of December 2002 and ending on the 10th day of December, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:
    1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
    1.9% of the actual annual sales revenue for the 4th year to 7th year;
    2.2% of the actual annual sales revenue for the 8th year to 11th year;
    2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
    If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

14. Non-cash Financing Activities See Note 5.

15. Financial Instruments

The financial instruments of the Company consist of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due to related party. The fair value of these financial instruments approximates their carrying value due to the relatively short term nature of these instruments. The Company is not exposed to significant interest rate, foreign currency or credit risks.

16. Comparative Figure

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

17. Subsequent Events

(a) On March 20, 2003, the Company's wholly-owned subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement covering approximately 8300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. In consideration, the Company agreed to issue to REMO 100,000 common shares (issued) of the Company. The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

(b) Subsequent to the year, the Company acquired a parcel of land situated in Arizona for a total consideration of USD$64,211.94.

(c) Subsequent to the year, the Company granted 100,000 incentive stock options to two employees of the Company at a price of $1.05 per share and expires in five years from the date of approval. The grant of the noted stock options is subject to the approval of appropriate regulatory authorities.

(d) Subsequent to the year, the following shares were issued:

(ii) 440,686 common shares, at $1.05 per share pursuant to a private placement.

(i)

396,000 common shares, at $0.75 per share pursuant to the exercise of warrants; and

(iii) See Note 7.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

18. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from US GAAP.

The significant differences between Canadian and US GAAP which affect the Company's financial statements are summarized below:

(a) Reconciliation of Consolidated Balance Sheet items:
	2003	2002	2001
Total assets per CDN GAAP	$1,920,509	$192,430	$199,839
Total assets per US GAAP	$1,920,509	$192,430	$199,839
Total liabilities per CDN GAAP	$268,578	$118,515	$5,150
Total liabilities per US GAAP	$268,578	$118,515	$5,150

(b) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(c) Reconciliation of Consolidated Statement of Operations Items:
	Cumulative amounts from inception to January 31 2003	Year Ended January 31 2003	Year Ended January 31 2002	Year Ended January 31 2001
Loss for the period (Canadian GAAP)	$(2,801,993)	$(1,411,544)	$(549,274)	$(90,408)
Stock based compensation expense	(20,600)	-	(12,800)	(7,800)
Unrealized loss of marketable securities	-	-	(15,000)	9,600
Debt forgiven-related party	(5,767)	-	-	(5,767)
Imputed interest	(618)	(618)	-	-
Loss for the year (US GAAP)	$(2,828,978)	$(1,412,162)	$(577,074)	$(94,375)
Loss per share-basic and diluted (US GAAP)		$ (0.17)	$ (0.13)	$ (0.02)
Weighted average number of common shares outstanding-basic and diluted (US GAAP)		8,163,487	4,469,232	4,130,792

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

18. Reconciliation of Canadian and United States
Generally Accepted Accounting Principles (continued)

(d) Reconciliation of Consolidated Statement of Cash Flows items is not required since there is no impact on cash flows.

(e) Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities is as follows:
	Cost	Gross unrealized (losses)	Market value
February 1, 1999	$-	$-	$-
Changes during the year	43,500	(5,400)	38,100
January 31, 2000	43,500	(5,400)	38,100
Changes during the year	-	(9,600)	(9,600)
January 31, 2001	43,500	(15,000)	28,500
Changes during the year	(43,500)	15,000	(28,500)
January 31, 2002	$-	$-	$-

(f) Stock Based Compensation

In 2001 and 2002, the Company adopted the Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options under the U.S. GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock.

The Company is required under the U.S. GAAP to disclose pro-forma information regarding its "Loss for the year" and "Loss per Share" as if it has accounted for its stock based compensation using the fair value method as required under SFAS 123.

The weighted-average fair value of the stock options granted and modified in 2002 and 2001 is estimated by applying the Black-Scholes Option Pricing Model with the following weighted-average assumptions:
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

18. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f) Stock Based Compensation (continued)
	2003	2002	2001
Risk free interest rate	5.5%	5.5%	5.5%
Expected lives (in years)	5	3.04	3.68
Dividend yields	0%	0%	0%
Expected volatility	84%	87%	98%
Weighted average fair value of options	$0.80	$0.24	$0.30

Had the Company adopted the fair value method to account for its stock based compensation, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:
	2003	2002	2001
Loss for the year: -as reported (US GAAP)	$ (1,412,162)	$ (577,074)	$ (94,375)
-pro-forma	$ (1,578,936)	$ (597,493)	$(106,157)
Basic and diluted loss per share: -as reported (US GAAP)	$ (0.17)	$ (0.13)	$ (0.02)
-pro-forma	$ (0.19)	$ (0.13)	$ (0.03)

(g) New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

18. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g) New Accounting Pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others-An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities-An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

18. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g)

New Accounting Pronouncements (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The Company does not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements January 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)
	Common shares		Additional paid-in capital	Share subscription received	(Deficit) accumulated during the exploration stage	Accumulated other compre- hensive (loss)	Total Share- holders' equity (deficiency)	Total Compre hensive (loss)
	Shares	Amount
Balance, January 31, 2001	4,304,972	$-	$ 1,049,431	$-	$(839,742)	$(15,000)	$194,689	$-
Exercise of stock options at $0.35 per share	40,000	-	14,000	-	-	-	14,000	-
Exercise of warrants at $0.40 per share	450,000	-	180,000	-	-	-	180,000	-
Settlement of debt for shares at $0.50 per share	30,000	-	15,000	-	-	-	15,000	-
Share subscriptions received	-	-	-	219,500	-	-	219,500	-
Stock based compensation	-	-	12,800	-	-	-	12,800	-
Components of comprehensive income (loss) -realized loss on available-for sale securities	-	-	-	-	-	15,000	15,000	15,000
-net (loss) for the year	-	-	-	-	(577,074)	-	(577,074)	(577,074)
Balance, January 31, 2002	4,824,972	-	1,271,231	219,500	(1,416,816)	-	73,915	$(562,074)
Private placement at $0.50 per share, net of share issuance costs of $41,650	906,000	-	411,350	(219,500)	-	-	191,850	-
Stock based compensation	-	-	421,023	-	-	-	421,023	-
Share issued for site and wind data rights	1,000,000	-	375,000	-	-	-	375,000	-
Shares issued for sponsorship fee	60,000	-	60,000	-	-	-	60,000	-
Exercise of warrants at $0.60 per share	250,000	-	150,000	-	-	-	150,000	-
Private placement at $0.70 per share, plus 100,000 shares as finder's fee	2,100,000	-	1,400,000	-	-	-	1,400,000	-
Exercise warrants at $0.75 per share	116,000	-	87,000	-	-	-	87,000	-
Exercise of stock option at $0.38 per share	65,000	-	24,700	-	-	-	24,700	-
Private placement at $1.00 per share	250,000	-	250,000	-	-	-	250,000	-
Share subscriptions	-	-	-	7,500	-	-	7,500	-
Allocation of debt and equity instrument in connection with promissory note (Note 7)	-	-	22,487	-	-	-	22,487	-
Imputed interest	-	-	618	-	-	-	618	-
Components of comprehensive income (loss) -net (loss) for the year	-	-	-	-	(1,412,162)	-	(1,412,162)	(1,412,162)
Balance, January 31, 2003	9,571,972	$-	$ 4,473,409	$7,500	$ (2,828,978)	$-	$ 1,651,931	$ (1,412,162)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934 the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

WESTERN WIND ENERGY CORP.

By:"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President, CEO and Director

Dated this 21st day of January, 2004.